UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of Registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the Annual Report and financial statements corresponding to the fiscal year ended on December 31, 2011 filed by the Company with the Peruvian Comisión Nacional Supervisora de Empresas y Valores – CONASEV.

MANAGEMENT REPORT 2011

Dear Shareholders

In accordance with the provisions of the Bylaws of the Company, the Board presents for your consideration the Management Report which includes reports on the business of Cementos Pacasmayo S.A.A. and its subsidiaries for the year ended December 31, 2011.

Pacasmayo S.A.A. lists on the

CPAC
LISTED
NYSE
PACASMAYO
Peruvian Cement now on the NYSE
PACASMAYO

Cementos Pacasmayo is the fist cement company in Peru to list on the NYSE (New York Stock Exchange), this is a milestone that will change the history of the company.

During 2011 the management of Cementos Pacasmayo in coordination with the board set the goal of making a capital increase in the company by issuing shares on the international market.

After several months of work on February 8, 2012 the goal was fulfilled and 20 million ADSs (American Depositary Shares) were issued in the New York Stock Exchange (NYSE).

The ADS´s were placed at a price of $ 11.50 each. The company raised $ 230 million through this placement.

The capital raised will be invested in the expansion of the cement business and in the development if new projects.

ECONOMIC ENVIRONMENT

During 2011, the economic growth of the economies of the world, which seemed to be recovering from the financial crisis that began in 2008, was affected by both the earthquake and tsunami that struck Japan in March, and by the debt crisis in advanced countries, which cost the credit downgrade of the U.S. (for the first time in its history) and several countries in the Euro zone.

The global GDP growth (as projected by the IMF) was 3.8% during 2011, and this growth is expected to be 3.3% in 2012.

As reported by the International Monetary Fund (IMF) this world GDP growth is a result of growth in countries with developing economies, whose GDP grew 6.2%, while the GDP of developed economies grew 1.6%.

In the specific case of Latin America and the Caribbean, GDP growth during 2011 was 4.6%.

 During the first quarter 2011, in Peru there were the presidential elections for the 2011 to 2016 period. The uncertainty in those months shrunk the pace of investment. Finally, in May it was learned that Mr. Ollanta Humala was going to take control of the country over the next five years.

The basics of macroeconomic policies, favorable to the country’s economic growth in recent years, have been claimed by the new Government. This has allowed Peru to continue with the growth trend of its real output at rates higher than those in the region. Thus, the GDP of 2011 showed an increase of 6.8% driven primarily by fisheries (28.2%), hydrocarbons (20.5%) and trade (8.7%). The construction sector showed an improvement of 3.8% while the metal mining sector lost 3 percentage points over the previous year.

The trade balance reached a surplus of 7.849 million dollars. International reserves increased from 44.115 million dollars in December 2010 to 48,816,000 dollars in December 2011.

As regards the monetary sector, the inflation of the year was 4.7%, a rate above the annual target established by BCR (BETWEEN 1% and 3%). The nuevo sol appreciated 3.9% versus the dollar. The exchange rate closed the year at levels of 2.70 soles per dollar; closing last year it was 2.81 soles to the dollar.

Public investment fell by 16.5% over the previous period, while private investment showed a growth of around 11.9%.

NATIONAL CEMENT MARKET

During 2011, cement shipments succeeded to exceed those of 2010 by 8,472,033 MT. Shipments made during 2011 were 8,906,640 MT, i.e. 5.1% higher than in the previous period.

The factories Cementos Pacasmayo and Cementos Selva shipped together 1,943,882 MT (7.3% above the shipments of the previous year).

The market share obtained by Cementos Pacasmayo and Cementos Selva in 2011 was 21.8%. In 2010 this share was 21.4%.

PRODUCTION OF CEMENT

Cement production in the Pacasmayo factory reached 1,749,868 MT (exceeding the 1,614,561 MT produced during the previous year).

To produce this quantity of cement 1,147,198 tons of clinker and 602.669 MT of additions such as gypsum, blast furnace slag, pozzolana, limestone and diatomite were used.

The total production of clinker was 1,160,996 MT.

The production of the Rioja factory was 0.4% lower than the previous year, reaching a volume of 195,576 MT for which 158,126 MT of clinker and 37,450 MT of additions were used.

COMMERCIAL CONSOLIDATION

During 2011 important commercial plans started in prior years were consolidated.

Among the plans that were consolidated there were, in particular:

1.- Reinforcement of the Pacasmayo brand reflected by a high level of brand recall (98%)

2.- Consolidation of the DINO Commercial Network, which is the best option to purchase construction materials in Northern Peru.

3.- Reinforcement of the relationship with the network of associates, supported by benefits granted through a program named Winners Club:

4.- Credit for self-construction: From mid-2009, when a partnership started with Crediscotia, the credit plan for self construction has grown more than 200%

During 2011 as well:

▪	The use license of the Peru brand was obtained for company products.

▪
The logistic model “Placed at Destination” was consolidated to ensure the correct supply of our product. At the end of 2011, 93% of our cement is sold under this system. Previously, most of the sales were done ex-factory.

CONSOLIDATED FINANCIAL RESULTS OF CEMENTOS PACASMAYO S.A.A. and SUBSIDIARIES

SALES

In 2011, consolidated sales revenue of Cementos Pacasmayo and subsidiaries amounted to S/. 994.9 million (10.8% above sales revenues earned during the previous period). Of these, 80.7% were revenues from the sales of cement, concrete and blocks.

GROSS PROFIT

The consolidated gross profit of Cementos Pacasmayo and subsidiaries during 2011 was S/ 425.5 million, 1.5% above the S/. 419.1 million obtained the prior year.

EBIDTA

The company’s earnings before interest, taxes, depreciation and amortization (EBITDA) was S/. 166.5 million, down from S/.372.7 million obtained in 2010. This difference is partly explained by the non-recurring extraordinary events that are mentioned below.

CONSOLIDATED PROFIT OF THE FISCAL YEAR

Net profit for the fiscal year ending in 2011 was S/.65.5 million. The profit for the fiscal year ending in 2010 amounted to S/. 223.1 million. This profit is not comparable due to non-recurring extraordinary events:

o	During the 2010 period, the profit was positively affected by the sale of the Raul mine (S/ 53 million)
o
During year 2011, the profit was negatively affected mainly by an impairment made by the company to its zinc business assets, recognized in September 2011 (S/. 67.3 million) and to a lesser extent by changes in the accounting of certain accounts in accordance with IFRS (International Financial Reporting Standards).

The net profit reported in the 2011 period, excluding extraordinary events, was 16.5% lower than during the previous year, mainly as a result of increased administrative costs and to a lesser extent an increase in the cost of sales, distribution of the products and financial costs. The administrative costs increased in part due to a payment made once only for the retirement of some company executives.

MAIN SUBSIDIARIES

CEMENTOS SELVA

The volume of cement sales of Cementos Selva was 190.672 MT, exceeding by 1% the 188.941 MT sold during the previous period.

The income from sale of prefabricated cast blocks and paving stones in the Selva region experienced an increase of 24.3% rising from S/.3.7 million in 2010 to S/. 4.6 million in 2011.

The total level of cement production reached in 2011 was 195,576 MT.

During 2011, the installation of a new production line started, which will increase cement production capacity to 400,000 MT/year.

Regarding the long-term commitments, the company has outstanding debt acquired in the purchase of the Rioja plant, whose balance at December 31, 2011 is S/.10.1millions. This amount will be amortized over the next 7 years.

DINO

During 2011, income from sales of cement, concrete and paving stones, iron and other lines increased by 10.7%, 14.8%, 44.0% and 24.4%, respectively, while sales of prefabricated elements declined 24.6%.

Sales of the products supplied by Cementos Pacasmayo S.A.A. totaled S/. 582.8 million, representing 71.8% of sales obtained by Dino.

Sales of the products produced by Dino totaled S/. 110.4 million and sales of products supplied by third parties totaled S/. 118.1 million, representing 13.6% and 14.6% of the sales of Dino, respectively.

In 2011, 321,824 cubic meters of ready-mix concrete were shipped, a figure higher by 21.7% than the 264,339 cubic meters shipped during 2010.

Sales volume of prefabricated blocks and paving stones in 2011 increased from 33,868 thousand sold in 2010 to 42,373 thousands.

Sales of iron accounted for 88.2% of total third-party sales.

DINOSELVA IQUITOS

Dinoselva Iquitos had income in the amount of S/. 35.1 million.
Operating profit obtained by Dinoselva Iquitos in 2011 was S/. 2.7 million, EBITDA was S/. 2.8 million and its net profit was S/. 1.9 million, while in 2010 these figures were S/. 2.2, S/ 2.3 and S/. 1.5 million respectively.

FOSFATOS DEL PACIFICO

The Fosfatos de Bayovar Project
The Bayovar project was born from the adjudication of the Bayovar No. 9 concession to Cementos Pacasmayo SAA on August 29, 2007 in the International Public Competition No. PRI-087-2007 for the promotion of private investment in remaining concessions of the Bayovar area. This concession is located in the district and province of Sechura, department of Piura, about 1,000 km north of the capital of Lima, 110 km south of Piura and 30 km from the Pacific Ocean.

The company Golder Associates determined a resource magnitude of 540 million tons with 18.1% P2O5 content. Furthermore, the laboratory tests performed by FL Smidth and Jacobs determined that the final product will be obtained with an approximate concentration of 29-30% P2O5 and an approximate recovery of 75%.

On the industrial side, pilot tests are being conducted by the company FL Smidth and Jacobs and it is planned to contract basic engineering within the 1st half of 2012.

In December 2011, Mitsubishi joined as strategic partner for the development of the project, having acquired a 30% stake in Fosfatos del Pacifico.

In accordance with the acquisition contract of mining rights in the Bayovar No. 9 concession, the construction of a plant has been finished to produce diatomite bricks, with a capacity of 50,000 MT per year. This plant will begin operations in February 2012.

SALMUERAS SUDAMERICANAS S.A.

Salmueras Sudamericanas Project

Salmueras Sudamericanas S.A. will be one of the pioneers in exploiting the brine deposits located in the Sechura desert. The company will produce a variety of products, whose applications are in agriculture and industry. The region has great potential to become an industrial hub, due to the non-metallic mineral deposits in the area.

Salmueras Sudamericanas was founded by Cementos Pacasmayo S.A.A. and QUIMPAC S.A., two corporations consolidated in the Peruvian market. Currently, Salmueras Sudamericanas is in basic engineering stage, developed by the German company K-UTEC AG, Salt Technologies.

The concession of SS at the location of the brine deposit covers an area of 137,673 hectares. The brine deposit is rich in Potassium Sulfate, Magnesium Chloride, Sodium and Bromine Chloride, and is at a depth ranging between 25 and 60 meters.

PRODUCTION PROCESS

The production process considers the use of solar evaporation ponds. The climatic and geographical conditions (high temperatures and availability of large areas) favor the use of this technology, the salt concentrates will be subsequently processed in an industrial plant.

ESTIMATED PRODUCTION

It is planned to produce approximately 100,000 tpy (ton per year) of Potassium Sulphate, 35,000 tpy of magnesium sulfate, 60,000 tpy of Magnesium Oxide, 110,000 tpy of Dicalcium Phosphate (DCP) and 10,000 tpy of Bromide.

CORIANTA S.A.

In July 2007, this entity began operating a zinc mine located in the department of Amazonas until July 2008 when it decided to temporarily suspend mining of zinc due to a decline in zinc prices in the international market. During the nine months ended September 30, 2011, there was a devaluation with respect to zinc mining assets. On December 1, 2011 this subsidiary merged with Cementos Pacasmayo S.A.A.

EMPRESA DE TRANSMISION GUADALUPE S.A.C.

Its single operation is to provide electric transmission services to the Pacasmayo plant.

PROJECTS IMPLEMENTED

Among the major projects implemented in the Pacasmayo and Rioja factory in 2011 there are, among others:

•	Modernization of the bagging machine number 2 to increase the capacity of bags per hour.

•	Installation of two new vertical furnaces (furnaces 5 and 6) of 80,000 MT/year each for the manufacture of clinker.

•	Conversion of the cement mill 5 to raw material mill.

•	Start of the construction and installation of a new production line at the Rioja factory to increase the installed capacity from 200,000 MT/year of cement to 400,000 MT/year.

•	Acquisition of 7 concessions (approximately 1,937 hectares) with anthracite coal reserves in the basin of Alto Chicama, province of Otuzco, department of La Libertad, by executing a purchase option.

EQUITY OF THE COMPANY

The capital is represented by 419,977,479 common shares with a par value of S/. 1.00 each and the investment shares of the company are represented by 49,575,341 shares with the same par value.

During fiscal 2011, the consolidated equity of Cementos Pacasmayo and subsidiaries increased from S/. 992.6 million at December 31, 2010 to S/. 1,073.6 million at December 31, 2011.

PAYMENT OF DIVIDENDS

The board meeting of February 28, 2011 approved the distribution of dividends of S/. 56,000,000, at the rate of S/. 0.119262408 per share, charged to retained earnings.
Also, the Board Meeting of October 10, 2011 approved the distribution of dividends of S/. 35,000,000, at the rate of S/. 0.074539005 per share charged to retained earnings.

CONSOLIDATED FINANCIAL STATEMENTS
The results for the fiscal year 2011, the cash flow statement and the balance sheet at December 31, 2011 appear in the documents attached to this management report. The aforementioned financial statements of Cementos Pacasmayo S.A.A. and subsidiaries were audited by Messrs. Medina, Zaldivar, Paredes y Asociados, member firm of the Ernst & Young Group.

ORGANIZATIONAL CULTURE
Sharing the strategic approach

OUR VISION
To locate ourselves within 10% of the most profitable cement companies committed to environmental stewardship in Latin America.

OUR MISSION
We are an innovative company specializing in cement and limestone and building materials.

OUR COMMITMENT
By creating value through innovation, quality, operational efficiency, environmental stewardship, social responsibility, security and development of customers and human capital.

OUR VALUES

Creativity
Ability to think differently.

Excellence
Living in a process of continuous improvement, always trying to make things better.

Integrity
Means living properly and under the principles of honesty, respect and fairness.

Responsibility
Respect the highest safety standards, protect the environment and contribute to sustainable development of local communities.

Teamwork
Always listen to the ideas of others to achieve common goals, creating a climate of trust and learning from our mistakes.

CORPORATE COMMITMENT ACTIVITIES

QUALITY MANAGEMENT AND CONTINUOUS IMPROVEMENT
Compliance with our Quality Policy was assured by checking the conformity of our products with regulatory requirements, thus contributing to the satisfaction of our customers.

Procedures, matrixes and specifications were developed and optimized for existing products and new products as: early strength concrete, light mortar, perimeter fences and curbs. Efflorescence testing in masonry units was also implemented.

We included the Type I cement with Low Alkalic content in the Quality Assurance System (QAS) and performed the basic development of oil well cements.

With the goal of having qualified personnel, we developed an internal training policy designed to train and evaluate our employees. We gave training courses in: aggregates, control of fresh concrete, concrete mix design and concrete in hot weather. We also gave training talks to customers of KAM works.

As part of the Maintenance of the Quality Management System (QMS), in 2011 there were 3 CPSAA internal audits and 2 internal audits at CSSA, DINO S.R.L. and Dinoselva.

In June 2011, the ISO 9001 follow-up audit was done by the company SGS del Perú. In December 2011 the ISO 9001 recertification audit took place; in this audit there were zero nonconformities, and SGS awarded us the ISO 9001 recertification for a further period of three years.

A follow-up was done to Nonconformities, Observations and Opportunities for Improvement of the QMS, whose results are reported in the Rally of CPSAA, CSSA and DINO. This process helped reduce the closing time of the QAS and SAP.

We followed up on the complaints of our customers and reported compliance with the complaint attention term in Rally of DINO. As a result, we reached compliance with the complaint attention term of 90% in 2011 (in 2010 it was 71%). Furthermore, the good perception of customers regarding attention to complaints rose to 70% in 2011 (in 2010 this value was 57%). Finally, we implemented the Complaints Book in the CPSAA, CSSA, DINO and Dinoselva branches, to comply with the provisions of the Consumer Protection and Defense Code.

SAFETY AND ENVIRONMENT
1. Safety

In 2011 our safety management maintained an orientation towards the strengthening of the safety culture in the operations of each unit of our organization; for this purpose, we continued to develop important awareness programs aimed at improving the behaviors and perceptions of all employees at various levels; however, it should also be noted that new programs have been implemented in innovative ways in our organization, which are allowing us to gradually consolidate a culture of accident prevention; this is allowing us to implement the principles of our Safety and Environment management.

In Management during 2011 there was a further improvement in the training ratios, exceeding our established goal of 35 hours Trained Men, coming to meet an overall average of 45 man hours, this goes hand in hand with the objective described above.

2. Environment

In a manner consistent with the objectives set in 2011 and as in previous years, we constantly worked to resolve the environmental nonconformities detected; for this purpose we set targets for each section, that have been measured monthly, through the Rally program of compliance with objectives.
Furthermore, by having an identification of pollution hotspots, we had a substantial budget to control them, starting important projects in the Pacasmayo plant, such as the confinement of the fields of limestone, coal, improvements in the bulk cement loads, improvement in vertical furnaces; all of the above with the direct participation of the operations areas.

COMMUNITY RELATIONS
The Social Responsibility of Cementos Pacasmayo is based on conducting, promoting and supporting activities to improve the quality of life in the population of our areas of influence, making it participate in its own development. For this purpose the company develops a social responsibility program which sponsors and supports educational and health programs.

1. Education

Main activities in the field of education:
Luis Hochschild Plaut Educational Fund
Capacity building in media (Journalists)
Support for the operation of the Technology Development Centre (TDC) in partnership with the TECSUP (Pacasmayo and Tembladera)
Mathematics for All Program.

During 2011, we continued developing the “Luis Hochschild Plaut” Fund, our main Social Responsibility program, which consists of an educational credit that allows young graduates from college to follow technical careers at TECSUP - Trujillo. Currently the number of beneficiaries of the towns of Pacasmayo, Tembladera and Rioja has increased to 42 students.

This year, as part of capacity building, workshops were held for journalists in Pacasmayo, Tembladera and Chepén, respectively, having as speakers recognized national journalists.

2. Health

Through support agreements with the Ministry of Health, medical campaigns took place, focused on educational institutions in the communities near our operations. In 2011, these campaigns have reached more than 9,000 students.

Also, to improve education and health in a holistic manner the Healthy Schools program is being developed, which includes training in areas of better hygiene habits, environment and health. In terms of infrastructure, we have improved sanitation at various educational institutions in order to create healthy environments for them.

GOOD CORPORATE GOVERNANCE PRACTICES
Cementos Pacasmayo S.A.A. has among its objectives the permanent improvement of its good corporate governance practices and is actively involved in its development for the benefit of its shareholders and the market in general.

The evaluation of aspects of good corporate governance practices within the parameters and principles established by the Superintendency of the Securities Market (SMV) for the calendar year 2011 is being revised by PricewaterhouseCoopers.

BOARD OF DIRECTORS

The Board of Directors expresses its appreciation to the shareholders for the trust received and its thankfulness to the management, executives and workers in general for their collaboration.

ANNUAL INFORMATION PAPER

Section I

STATEMENT OF RESPONSIBILITY

“This document contains accurate and sufficient information regarding the business development of Cementos Pacasmayo S.A.A. and subsidiaries during 2011. Without prejudice to the responsibility that falls to the issuer, the signatories are responsible for its content in accordance with the applicable legal provisions.”

Lima, February 14, 2012

Section II

BUSINESS

A.	General Information
•	Name: Cementos Pacasmayo S.A.A.
•	Address: Calle La Colonia 150, Urbanización El Vivero, Santiago de Surco, Lima 33 - Peru
•	Telephone: (511) 317-6000
•	Fax: (511) 317- 6099
•	Incorporation and registration: Public Instrument dated December 10, 1998, executed before Notary Public Dr. Gustavo Correa Miller, recorded in entry No. 11076338 of the Registry of Legal Entities.
•
Group: Cementos Pacasmayo S.A.A belongs to the Economic Group of Inversiones Pacasmayo S.A. (IPSA). This Economic Group is also known as “Hochschild Group” and is composed mainly of the following companies:

Name	Purpose
Hartsdale Capital INC
Farragut Holdings INC
Greystone Corporation
Inversiones Pacasmayo S.A.
Cementos Selva S.A.
Distribuidora Norte Pacasmayo S.R.L.      Dinoselva Iquitos S.A.C.
Empresa de Transmisión Guadalupe S.A.C.
Acuícola Los Paiches S.A.C.
Zemex LLC
Zemex Industrial Minerals LLC
Suzorite Mineral Products LLC
Fosfatos del Pacifico S.A.
Salmueras Sudamericanas S.A.

Hochschild Mining PLC and subsidiaries

Business activities
Business activities
Business activities
Investments
Cement Manufacturing and trade
Distribution and Marketing
Distribution and Marketing
Power Transmission
Fishing, operation of fish farms
Investments
Investments
Manufacture and sale of industrial mining
Mining and manufacturing of fertilizers and chemicals
Mining and manufacture of salt, fertilizer and chemicals
Mining Activities

•	Classes of shares created and issued: common and investment
•	Capital of the issuer: is represented by 419,977,479 common shares, fully subscribed and paid, with a par value of one new sol per share, representing 89.44% of total shares outstanding.
•	Investment Shares: 49,575,341 shares, whose par value is one new sol per share, representing approximately 10.56% of total shares outstanding.
•	Ownership structure: the holding percentages of the top ten shareholders are as follows at December 31, 2011:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10.	67.47% 5.76% 5.11% 3.02% 2.85% 2.03% 1.30% 1.28% 1.26% 1.08%

•	Shareholders with a holding of more than 5% of capital:

Name and/or Company Name	Holding	Nationality	Economic Group
Inversiones Pacasmayo S.A. AFP Prima Fondo 3 AFP Prima Fondo 2	67.47% 5.76% 5.11%	Peruvian Peruvian Peruvian	IPSA Crédito Group Crédito Group

Shares entitled to vote

Holding	Number of shareholders	Holding percentage
Less than 1%	7,402	8.84%
Between 1% - 5%	7	12.82%
Between 5% -10%	2	10.87%
More than 10%	1	67.47%
Total	7,412	100.00%

Investment shares

Holding	Number of shareholders	Holding percentage
Less than 1%	483	14.78%
Between 1% - 5%	5	9..73%
Between 5% -10%	6	41.70%
More than 10%	1	33.79%
Total	495	100.00%

B.	Description of Operations and Development

•
Purpose: the company has the purpose of engaging in the development and manufacture of cement, limestone, aggregates, blocks and bricks of cement, ready-mix concrete and other building materials, derivatives and related, including marketing and sales in the Republic of Peru and abroad; the exploitation, processing and marketing of industrial minerals, as well as providing land transport services of merchandise nationwide for itself and others.

•	ISIC: 2694
•	Term: indefinite

Review of operations:

1949
Foundation of Compañía Nacional de Cementos Portland de Norte.

1957
The commercial activity of Compañía Cementos Pacasmayo S.A. starts with the installation of the first production line of clinker, which ends in 1958.
The clinker production capacity is 110,000 MT year.

1966
Concludes the installation of the second line of production.
The clinker production capacity increases to 303,500 MT per year.

1970
President Velasco declares that the cement industry is a basic industry.

1973
A contract is executed with the State, by which the company undertakes to provide the total assets and liabilities of the core business (cement industry) to a new company under the name Cementos Norte Pacasmayo S.A.
The company is restructured so that the majority of the shareholders of Cementos Pacasmayo S.A. manage to maintain their holding through Inversiones Pacasmayo S.A.

1977
Inversiones Pacasmayo files suit against the government of Peru to keep the majority stake in the company.
Installation of line 3.
Clinker capacity increases to 720,000 MT per year without considering line one.

1980
The Government agrees to maintain only 49% of the shares of the company.

1994-1995
The Government sells its shares to the private sector, IPSA acquires an additional 10% of the capital and Invernor (a subsidiary of CNP) acquires 4.65% of the capital.
By technological improvements, the capacity of production line three is expanded up to 690,000 MT per year; the capacity of the factory increases to 840,000 MT per year.

1998
Acquisition from the regional government of Rioja of the cement factory in the Province of Rioja.
A new company called Cementos Pacasmayo S.A.A. is created from the merger of Cementos Norte Pacasmayo S.A., Cementos Rioja and Cordasa.

2000
A new vertical factory expanding the milling capacity is installed at the factory in Pacasmayo.
The company Cementos Selva S.A. is constituted.

2001
The capacity of the factory in the forest is expanded to 120,000 MT per year.

2005
Invernor S.A.C. sells 22,438,892 common shares of Cementos Pacasmayo S.A.A. to the market; 94% of these shares is acquired by Inversiones Pacasmayo.

2007
3 vertical furnaces are installed in the Pacasmayo plant.

2008
A fourth vertical furnace is installed in the factory of Pacasmayo.
The clinker production capacity amounts to 1,241,000 MT per year.
In the forest, the installation of a new vertical furnace of 80,000 MT per year of production capacity starts.

2009
A new cement silo with a capacity of 11,000 MT of cement is built.

2010
A new cement mill is installed. The milling capacity of the Pacasmayo factory increases by 1,200.00 MT per year.

The project for conversion of the Waelz furnace is completed, to produce limestone in addition to zinc.

2011
2 new vertical furnaces are installed in the Pacasmayo factory; the clinker production capacity increases by 160,000 MT per year.

Construction begins on a new production line at the Rioja factory to increase the installed capacity from 200,000 MT per year of cement to 400,000 MT per year.

Salmueras Sudamericanas S.A. is created together with Quimpac, the leading chemical company in Peru, to develop brine deposits in our combined areas of the coastal region of Piura in northern Peru.

In December, a minority stake is sold in the capital of Fosfatos del Pacifico S.A. to an affiliate of Mitsubishi to develop phosphate deposits in the fields of Bayovar, in northwestern Peru.

•	Description of the sector:

The country has 7 factories producing cement; production costs do not vary substantially among these; however, due to high transportation costs, production companies have competed mainly in the periphery of defined market areas.

The main production plant of the Company is located in the city of Pacasmayo, 96 km north of the city of Trujillo.

In 1998, it launched the production plant in the city of Rioja, San Martín, whose holder is now the subsidiary Cementos Selva S.A.

The company also has the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C. and a network of affiliates that distribute a significant portion of company products.

The other producers/importers of cement in Peru are:

Cementos Lima S.A., whose plant is located on the outskirts of Lima and is the largest cement producer in Peru.
Cemento Andino, located in the department of Junin, which primarily serves the central region of the country and part of the departments of Loreto and Ucayali.

Yura S.A., located near Arequipa, primarily serves southern Peru and the areas near the borders with Bolivia and Chile.

Cementos Sur S.A., whose plant is located near Juliaca, serving mainly the Andean zone of southern Peru.

Caliza Cementos Inca, located in Cajamarquilla, which serves that area, in addition to some provinces of the country.

Additionally, there are cement importers that supply mainly the cities of Lima and Iquitos.

Today, Cementos Pacasmayo is the only company in Peru that produces five types of cement, with properties and special benefits for every need. This policy of diversification can offer builders a product tailored to each of their requirements, highlighting the economy or better performance in the work and a substantial improvement in the quality of buildings.

 Net sales of assets (in thousands of soles at December 31, 2011).

Destination	2010	2011
Sale of Goods
- National	897,047	994,970

•	Main products.

Product	% of Sales 2010	% of Sales 2011
Cement, concrete and blocks	81.1	80.7
Building supplies	10.7	14.4
Limestone	6.4	4.6
Others	1.8	0.3

•	Investment plans or policies.

Among the major projects carried out in the Pacasmayo and Rioja factory in 2011, there are, among others:

•	Modernization of the bagging machine number 2 to increase the capacity of bags per hour.

•	Installation of two new vertical furnaces (furnaces 5 and 6) of 80,000 MT/year each for the manufacture of clinker.

•	Conversion of the cement mill 5 to raw materials mill.

•	Start of construction and installation of new production line at the factory in Rioja to increase the installed capacity from 200,000 MT/year of cement to 400,000 MT/year.

•	Acquisition of 7 concessions (approximately 1,937 hectares) with anthracite coal reserves in the basin of Alto Chicama, province of Otuzco, department of La Libertad, by executing a purchase option..

•	The main assets (net balances in thousands of S/.) are:

Description	2010	2011
Machinery and Equipment	523,339	528,182
Building and Construction	193,160	169,975
Land	190,435	199,099
Transport Units	58,052	70,988
Works in Progress and Units to be received	51,418	194,351
Computer Equipment and Tools	6,470	8,346
Furniture and Fixtures	2,863	4,264
Mine Closure	3,479	-
Mining Concessions	48,849	15,978
Mine development costs	23,930	6,218
TOTAL	1,101,995	1,197,401

The Company maintains machinery and equipment acquired through finance leases outstanding at December 31, 2011 for S/.92,228,000 (S/. 96,200,000 at December 31, 2010).

Also, at December 31, 2011, the Company maintains machinery and equipment that were acquired under finance lease and leaseback signed in previous years, which are fully paid, for a book cost amounting to approximately S/. 61,459,000 and S/. 14,046,000 of accumulated depreciation (cost of S/. 61,459,000 and accumulated depreciation of S/. 9,194,000 at December 31, 2010).

At December 31, 2011 and following the signing of a Trust Agreement among the Company, Fiduciaria S.A. and Banco de Crédito del Perú, as representative of secured creditors, there are various fixed and intangible assets guaranteeing the obligations of the Company.

At December 31, 2010, the Company has the following contract which governs the priority between creditors and the guarantees assumed by the Company:

Trust Agreement: The Company, Fiduciaria S.A. and Banco de Crédito del Perú, as representative of the secured creditors, signed a Guarantee Trust Agreement. Under said contract, the Company delivers to Fiduciaria S.A. fixed assets and mining concessions at a realization value of approximately USD 446 million to guarantee the following obligations: Loan agreement with Banco Continental BBVA, and bonds to be issued as part of the First Corporate Bond Issue Program Cementos Pacasmayo up USD 75 million, and any other debt that does not violate the coverage ratio. Throughout the period of validity of these obligations, the Company will maintain a guarantee coverage ratio with respect to such debts of at least 2 to 1, calculated from the quarterly and annual individual financial statements of the Company.

•	Human Resources

The number of staff on the payroll has had the following variation (at December 31 each year):

	Dec. 2008	Dec. 2009	Dec. 2010	Dec. 2011
Executives	17	17	15	15
Employees	636	748	780	909
Workers	603	511	606	609
TOTAL	1,256	1,276	1,401	1,533

On the other hand, permanent and contract staff of the company, at December 2011, was as follows:

	Permanente	Temporal
Executives	15	-
Employees	650	259
Workers	457	152
TOTAL	1,122	411

C.	Judicial, Administrative or Arbitration Suits

At December 31, 2011 and at the date on which this report is issued, there are no known suits that can have a significant impact on the results of operations and the financial position of the company.

D.	Management

Board of Directors:

Name	Position	Year of birth
Eduardo Hochschild Beeck	Chairman of the Board	1963
Lino Abram Caballerino	Vice Chairman of the Board	1946
Humberto Nadal Del Carpio	Director, Chief Executive Officer	1964
Rolando Arellano Cueva	Director	1952
Gianfranco Castagnola Zúñiga	Director	1959
Roberto Dañino Zapata	Director	1951
Hilda Ochoa-Brillembourg	Director	1945
José Raimundo Morales Dasso	Director	1946
Dionisio Romero Paoletti	Director	1965
Manuel Ferreyros Peña	Alternate director, Chief Financial Officer	1966
Robert Patrick Bredthauer	Alternate director	1947
Juan Inchaustegui Vargas	Alternate director	1938

Eduardo Hochschild Beeck.  Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a bachelor degree from Tufts University, Boston, U.S.A. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of IPSA, vice chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Lino Alfredo Abram Caballerino.  Mr. Abram has been a director since March 1989 and is currently the Vice Chairman of the Board. He is a Chemical Engineer graduated from Universidad Mayor de San Marcos and has a master degree in business administration from Escuela Superior de Administración de Negocios-ESAN. In addition, Mr. Abram serves as Director of IPSA, Salmueras and Cementos Selva S.A. He is member of the Executive Committee of ASOCEM. He has previously served as a director of other companies and institutions such as Corporación Financiera de Desarrollo S.A., Tintaya S.A., Minpeco S.A., Hierro Perú S.A., Sider Perú S.A. and the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Abram has also been Finance and Planning Manager of Minero Peru S.A. and Executive President of Inversiones Cofide S.A. Mr. Abram was Chief Executive Officer of the Company until April 2011.

Humberto Reynaldo Nadal Del Carpio.  Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our director since March 2008 and Chief Executive Officer since April 2011. He has a bachelor degree in economics from Universidad del Pacífico and a master degree in business administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos and Salmueras. He has also been Chairman of the Board of Directors of Fondo Mi Vivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager, a position he held until May 2007. Mr. Nadal has also served as Business, Administration and Finance Manager of Instituto Libertad y Democracia and Chief Executive Officer of Socosani S.A.

Rolando Antonio Arellano Cueva.  Mr. Arellano has been a director since March 2011. He has a degree in psychology from Pontificia Universidad Católica del Perú, a masters in business administration from ESAN and a Ph.D. in marketing from Grenoble University, France. In addition, he is the founding partner and serves as Chairman of the Board of Arellano Investigación de Marketing S.A., is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and previously was director of the Marketing Department and the International Business Program of Laval University, Quebec, Canada.

Gianfranco Castagnola Zúñiga.  Mr. Castagnola has been a director since March 2003. He has a degree in economics from Universidad del Pacífico and a master in public policy from Harvard University. Mr. Castagnola also serves as Executive President of Apoyo Consultoría S.A.C., Chairman of the Board of AC Capitales Sociedad Administradora de Fondos de Inversión S.A., and Director of Scotiabank Perú S.A.A., Saga Falabella S.A., Austral Group S.A.A., Lima Airport Partners S.R.L., Camposol S.A., Maple Gas Corporation del Perú S.A., Redesur S.A., Inmobiliaria Koricancha S.A. and other non-for-profit organizations. He served as a member of the board of the Central Bank of Peru from to 1996 to 2001.

Roberto Dañino Zapata.  Mr. Dañino has been a director since 1995. In July 2001, he resigned from our board of directors to join the Peruvian government as prime minister. He rejoined our board of directors in June 2008. He holds law degrees from Pontificia Universidad Católica del Perú and Harvard Law School. He has also served as ambassador to the United States of America and Senior Vice President and General Counsel of the World Bank. In addition, he was a partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He currently is Vice Chairman of the Board of Hochschild Mining plc and Chairman of Fosfatos and a board member of Salmueras, as well as an independent director of Mibanco, Grupo RPP, PetroNova, Gold Fields International, Gold Fields La Cima S.A. and AFP Integra, among others.

Hilda Ochoa-Brillembourg.  Ms. Ochoa-Brillembourg was appointed as a director in October 2011. She has a bachelor of science degree in economics from the Universidad Católica Andres Bello of Venezuela and a masters degree in public administration and a doctorate in business administration from Harvard University. She is the founder, and since 1987 has been the President and Chief Executive Officer, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is on the board of directors of General Mills, the Fulbright Association, Research Foundation of CFA Institute, Emerging Markets Investment Corporation, Emerging Markets Management, LLC, the Atlantic Council of the United States and McGraw-Hill, where she is also a member of its audit and financial policy committees.

José Raimundo Morales Dasso.  Mr. Morales has been a director since March 2008. He has a bachelor degree in economics and management from Universidad del Pacífico and a Masters degree in Business Administration from the Wharton Business School—University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of the Peruvian Institute of Economics and of Salmueras, Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the board of directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A., JJC Contratistas Generales, and Confederación Nacional de Instituciones Empresariales Privadas-CONFIEP.

Dionisio Romero Paoletti.  Mr. Romero has been a director since March 2005. He has a degree in economics from Brown University and a master degree in business administration from Stanford University. He currently serves as Chairman of the board of directors of Credicorp Ltd., Banco de Crédito del Perú—BCP, and Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros since April 2009. In addition, Mr. Romero is Chairman of the Board of Directors of the companies that compose Grupo Romero, the most important of which are Alicorp S.A.A., Compañía Universal Textil S.A., Compañía Almacenera S.A., Consorcio Naviero Peruano, Industrias del Espino S.A. and Palmas del Espino S.A and he is also Vice-President of Inversiones Centenario S.A. and Director of Hermes Transportes Blindados and Banco Crédito Inversiones—BCI.

Manuel Ferreyros Peña.  Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is currently also a board member of Corianta S.A. and Fosfatos. Mr. Ferreyros has a bachelor degree in business administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a masters in business administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas—INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros.

Robert Patrick Bredthauer.  Mr. Bredthauer has been an alternate director since March 2003. He has a bachelor degree in business administration from Hochschule St. Gallen and a commerce degree from the Ecole Superieure de Commerce, LaNauville, and the Ecole Superieure de Commerce, Lausanne. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional accountant for Holderbank Management and Consulting in Nyon, Switzerland.

Juan Victoriano Inchaustegui Vargas.  Mr. Inchaustegui has been a director since August 1995. He has a degree in mechanics and electric engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian minister of energy and mines from March 1984 to March 1985, the minister of tourism and industry from February to July 2001, and he also served as a senator of the Republic of Peru from 1990 to 1992. From 1981 to 1984, he was the Chief Executive Officer of Electroperú S.A. In addition, he serves as President of Asociación Promotora TECSUP, a member of the board of directors of other companies and is a member of the Peruvian Academy of Engineering.

Special bodies formed and constituted within the Board of Directors
Executive Committee.
Audit Committee
Committee of good practices on free competition.

Percentage represented by the total amount of the remunerations of board members and management staff versus the gross income level:

	2010	2011
Of Directors	0.5%	1.7%
Of Management	2.7%	1.6%
Total	3.2%	3.3%

Executive officers :

Humberto Reynaldo Nadal Del Carpio.  See “—Board of Directors.”

Carlos Julio Pomarino Pezzia.  Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in economic engineering from Universidad Nacional de Ingeniería and a masters degree in business administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as manager of administration and finance at Comercializadora de Alimentos S.A. and as chief financial officer at Fábrica de Tejidos San Jacinto S.A.

Manuel Ferreyros Peña.  See “—Board of Directors.”

Jorge Javier Durand Planas.  Mr. Durand has been our General Counsel since September 2008. Previously, he was legal vice president and general counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a master in business administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as chief executive officer of our subsidiary Corianta S.A. and as board member of Zincore Metals Inc. and Salmueras.

Rodolfo Ricardo Jordan Musso.  Mr. Jordan has been our Commercial Manager Cement Business since June 2009. He has a degree in civil engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as chief executive officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Juan Manuel Yamamoto Shishido.  Mr. Yamamoto has been our Controller since 2006. He has a degree in public accounting from the Pontificia Universidad Católica del Perú and a master degree in business administration from Universidad San Ignacio de Loyola. Prior to joining the Company he served as chief financial officer of EDELNOR S.A.A. from 2002 to 2005, and from 2005 to 2006 as a deputy officer of treasury and accounting of EDEGEL S.A.A.

Juan Guillermo Teevin Vasquez.  Mr. Teevin has been our Operations Manager Cement Business since June 2005. He has a degree in mechanical engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management.

José Luis Arévalo Vega.  Mr. Arévalo has been working for the company since 1976 and is currently serving as New Projects Manager. He has a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Project Financial Management Program at UPC. Mr. Arévalo has served as Operating Officer of the company from 1998 to 2005, as Operations Vice-President of Zemex Corp. From 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Joaquin Larrea Gubbins.  Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a masters in business administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He has served as our Zinc Business Manager for one year and as our Corporate Finance Head for five years.

Carlos Paul Cateriano Alzamora.  Mr. Cateriano has been our Human Resources Manager since September 2006. He has a degree in mechanical engineering from the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as the Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polimeros y Adhesivos S.A. from 1995 to 1998. Mr. Cateriano also worked at Corporación Andina de Desarrollo from 1987 to 1994 and at Fábrica de Calzado Peruano from 1985 to 1987.

Section III

Financial Information

a) Liquidity:

Liquidity Ratios	2010	2011
Current Ratio (Current Assets/Current Liabilities) Acid Ratio (Cash-Banks & accounts receivable/Current Liabilities)	1.39 0.73	2.13 1.42

The Current Ratio increased from 1.4 in 2010 to 2.1 in 2011. This increase was due primarily to the increased amount of short-term assets, explained by the increase in the cash account, accounts receivable from affiliates and increased inventories.
The Acid Ratio or acid test increased from 0.73 in 2010 to 1.42 in 2011 due primarily to increased cash and short-term deposits.

            b)  Capital and Financing:

Debt Ratios	2010	2011
Total Liabilities/Total Assets Total Net Equity/Total Assets	0.37 0.63	0.46 0.54

The proportion of assets financed by third parties increased from 0.37 in 2010 to 0.46 in 2011, primarily due to the increase in total liabilities, explained by the increase in long-term debt.

While the Equity of the company has increased during 2011, its proportion that finances the assets of the Company decreased from 2010 to 2011. Assets financed by the Equity of the Company decreased from 0.63 in 20010 [sic] to 0.54 in 2011, reflecting a greater proportional increase in liabilities.

c)  Economic Results:

Profitability Ratios	2010	2011
Operating Margin Net Margin	37.4% 24.8%	11.9% 6.5%

The operating and net margins during 2011 cannot be compared with the margins of 2010 due to non recurrent events during those years. In 2010, the company received an extraordinary income as a result of the sale of Mina Raul (S/. 53 miilions) and during 2011 the company made an impairment of its Zinc Business Assets (S/. 67.3 millions).

Excluding these non recurrent events, the margins during 2011 decreased with respect to 2010 due to an increase in administrative expenses and an increase in the Cost of Good Sold (COGS), freight and financial costs.

Section IV

Annexes

MONTHLY QUOTATIONS OF THE VALUES OF CEMENTOS PACASMAYO IN FISCAL 2011

Variable Income

Common and Investment Shares:

Mnemonic: CPACASC1 - CPACASI1

CEMENTOS PACASMAYO S.A.A.

Variable Income

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”), which comprise the consolidated statement of financial position as of December 31, 2011 and December 31, 2010, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years ended December 31, 2011.  These consolidated financial statements are the responsibility of the Group´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2011 and December 31, 2010  and the consolidated results of their operations and their  cash flows for each of the three years ended December 31, 2011, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”).

Lima, Peru,
February 14, 2012

Signed by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2011, 2010 and 2009 with the report of the Independent Registered Public Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2011 and 2010 with the report of Independent Registered Public Accounting Firm

Content

Report of the Independent Registered Public Accounting Firm

Consolidated financial statements
Consolidated statements of financial position
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position
As of December 31, 2011 and 2010

	Note	2011	2010
		S/.(000)	S/.(000)
Assets
Current assets
Cash and short-term deposits	6	363,279	154,493
Trade and other receivables	7	78,377	36,429
Income tax prepayments		705	454
Inventories	8	206,102	160,316
Prepayments		11,629	11,009
		660,092	362,701
Non-current assets
Other receivables	7	29,146	50,849
Available-for-sale financial investments	9	22,074	30,813
Property, plant and equipment	10	1,197,401	1,101,995
Exploration and evaluation assets	11	29,895	29,278
Deferred income tax assets	15	45,030	7,637
Other assets		1,404	3,738
		1,324,950	1,224,310
Total assets		1,985,042	1,587,011
Liabilities and equity
Current liabilities
Trade and other payables	12	128,485	95,577
Interest-bearing loans and borrowings	14	139,048	121,585
Income tax payable		12,870	16,680
Provisions	13	28,694	25,959
		309,097	259,801
Non-current liabilities
Interest-bearing loans and borrowings	14	451,546	185,670
Other non-current provisions	13	10,909	4,803
Deferred income tax liabilities	15	139,905	143,442
		602,360	333,915
Total liabilities		911,457	593,716
Equity	16
Capital stock		418,777	418,777
Investment shares		49,575	49,575
Legal reserve		90,451	74,145
Other components of equity		8,029	14,391
Retained earnings		473,721	435,668
Equity attributable to owners of the parent		1,040,553	992,556
Non-controlling interests		33,032	739
Total equity		1,073,585	993,295
Total liabilities and equity		1,985,042	1,587,011

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated income statement
For the years ended December 31, 2011, 2010 and 2009

	Note		2011	2010	2009
			S/.(000)	S/.(000)	S/.(000)

Sales of goods	17		994,970	898,047	756,567
Cost of sales	18		(569,515)	(478,990)	(405,500)
Gross profit			425,455	419,057	351,067

Operating income (expenses)
Net gain on sale of land and mining concession	22	(a)	-	75,887	-
Other operating income, net	22		9,338	16,661	25,657
Administrative expenses	19		(196,196)	(158,697)	(132,943)
Selling and distribution expenses	20		(23,707)	(16,501)	(17,113)
Impairment of zinc mining assets	10	(a)	(95,994)	-	-
Total operating expenses, net			(306,559)	(82,650)	(124,399)
Operating profit			118,896	336,407	226,668

Other income (expenses)
Finance income	23		2,695	3,277	1,888
Finance costs	24		(19,219)	(15,038)	(18,834)
Gain from exchange difference, net			1,476	2,568	8,856
Total other expenses, net			(15,048)	(9,193)	(8,090)
Profit before income tax			103,848	327,214	218,578

Income tax expense	15		(38,379)	(104,105)	(70,570)

Profit for the year			65,469	223,109	148,008
Attributable to:
Owners of the parent			67,694	223,219	147,768
Non-controlling interests			(2,225)	(110)	240
			65,469	223,109	148,008
Earnings per share	26
Basic and diluted profit for the year attributable to holders of common shares and investment shares of the parent (S/. per share)			0.14	0.48	0.32

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of comprehensive income
For the years ended December 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		65,469	223,109	148,008

Other comprehensive income
Change in fair value of available-for-sale financial investments	9(a)	(8,739)	12,517	4,390
Deferred income tax related to component of other comprehensive income	15	2,622	(3,754)	(1,317)
Exchange differences on translation of foreign currency		(274)	(200)	(783)
Other comprehensive income for the year, net of income tax		(6,391)	8,563	2,290

Total comprehensive income for the year, net of income tax		59,078	231,672	150,298

Total comprehensive income attributable to:
Owners of the parent		61,332	231,782	150,058
Non-controlling interests		(2,254)	(110)	240

		59,078	231,672	150,298

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity
For the years ended December 31, 2011,2010 and 2009

	Attributable to owners of the parent
	Capital stock	Investment shares	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2009	418,777	49,575	41,089	3,538	-	195,627	708,606	1,224	709,830
Profit for the year	-	-	-	-	-	147,768	147,768	240	148,008
Other comprehensive income	-	-	-	3,073	(783)	-	2,290	-	2,290
Total comprehensive income	-	-	-	3,073	(783)	147,768	150,058	240	150,298

Dividends, note 16(g)	-	-	-	-	-	(25,000)	(25,000)	-	(25,000)
Refund of contribution to non-controlling interests of Zemex LLC.	-	-	-	-	-	-	-	(615)	(615)
Appropriation of legal reserve, note 16(d)	-	-	12,295	-	-	(12,295)	-	-	-

Balance as of December 31, 2009	418,777	49,575	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the year	-	-	-	-	-	223,219	223,219	(110)	223,109
Other comprehensive income	-	-	-	8,763	(200)	-	8,563	-	8,563
Total comprehensive income	-	-	-	8,763	(200)	223,219	231,782	(110)	231,672

Dividends, note 16 (g)	-	-	-	-	-	(73,000)	(73,000)	-	(73,000)
Dividends on treasury shares	-	-	-	-	-	110	110	-	110
Appropriation of legal reserve, note 16 (d)	-	-	20,761	-		(20,761)	-	-	-

Balance as of December 31, 2010	418,777	49,575	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	-	-	-	-	-	67,694	67,694	(2,225)	65,469
Other comprehensive income	-	-	-	(6,117)	(245)	-	(6,362)	(29)	(6,391)
Total comprehensive income				(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (g)	-	-	-	-	-	(91,000)	(91,000)	-	(91,000)
Incorporation of non-controlling interests, note 1	-	-	-	-	-	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (d)	-	-	16,306	-	-	(16,306)	-	-	-

Balance as of December 31, 2011	418,777	49,575	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585

The accompanying notes are an integral part of the consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	103,848	327,214	218,578
Non-cash adjustment to reconcile profit before income tax to net cash flows
Impairment of zinc mining assets	95,994	-	-
Gain on disposal of land and mining concession	-	(75,887)	-
Depreciation and amortization	47,633	36,288	32,702
Long-term incentive plan	6,000	-	-
Recovery of impairment of inventories	-	(8,549)	(8,721)
Write-off of intangibles	-	1,363	-
Finance costs	19,219	15,038	18,834
Finance income	(2,695)	(3,277)	(1,888)
Other operating, net	1,666	4,734	7,946
Working capital adjustments
Increase in trade and other receivables	(20,496)	(11,977)	(11,321)
Increase in prepayments	(620)	(1,862)	(3,980)
(Increase) decrease in inventories	(45,786)	(28,422)	2,324
Increase (decrease) in trade and other payables	25,929	25,556	(2,853)
	230,692	280,219	251,621

Interests received	2,695	2,218	1,398
Interests paid	(19,059)	(13,782)	(17,513)
Income tax paid	(81,990)	(89,105)	(69,755)

Net cash flows provided by operating activities	132,338	179,550	165,751

Consolidated statement of cash flows (continued)

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Investing activities
Proceeds from incorporation of non-controlling interests	118,630	-	-
Purchase of property, plant and equipment	(240,598)	(97,978)	(63,484)
Purchase of exploration and evaluation assets	(617)	(12,086)	(12,718)
Purchase of other non-current assets	-	(1,443)	(1,714)
Contribution of non-controlling interests for the incorporation of a subsidiary	4,779	-	-
Proceeds from sale of property, plant and equipment	2,053	13,742	1,882
Proceeds from sale of assets classified as held for sale	-	78,424	-
Net cash flows used in investing activities	(115,753)	(19,341)	(76,034)

Financing activities
Payment of borrowings	(119,674)	(163,952)	(168,530)
Proceeds from borrowings	403,013	121,000	205,026
Dividends paid	(90,761)	(72,606)	(35,263)
Proceeds from dividends on treasury shares	-	110	-
Refund of contribution to non-controlling interests	-	-	(615)
Net cash flows provided by (used in) financing activities	192,578	(115,448)	618

Net increase in cash and cash equivalents	209,163	44,761	90,335
Net foreign exchange difference	(377)	(1,928)	(1,010)
Cash and cash equivalents as of January 1	154,493	111,660	22,335

Cash and cash equivalents as of December 31	363,279	154,493	111,660

Significant non-cash investing and financing activities:
Finance lease, note 10(c)	-	32,834	48,952
Fair value of available-for-sale investments, net of deferred income tax effect	(6,117)	8,763	3,073
Exchange differences on translation of foreign operations	(274)	(200)	(783)

The accompanying notes are an integral part of the consolidated financial statement.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2011,2010 and 2009

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 63.92 percent of the Company’s common and investment shares and 67.47 of its common shares as of December 31, 2011 and 2010. The registered office is located at Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s Northern region.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2011 were authorized for issue by the Management on February 14, 2012.

As of December 31, 2011, the consolidated financial statements comprise the financial statements of the Company and the following subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and  Zemex LLC.

The principal activities of the subsidiaries incorporated in the consolidated financial statements are below described:

-
Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.  Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

-	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-
Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. In the Board of Directors´Meeting held on December 21, 2011, the Company agreed to sell 30 percent of the shares of this subsidiary to MCA Phosphates Pte. Ltda. ,hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000.  As a consequence of this transaction the Group recognized a net gain of tax, commissions and other minor related costs, for S/.77,665,000 directly in equity.  In relation to this sale of shares, on December 29, 2011Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for additional 5 years upon expiration, see note 27. According to the business plan for the phosphate project, the subsidiary should be able to start production of phosphoric rock early 2016.  Additionally the Company and MCA signed a shareholders´ agreement including some clauses about “super-majority decisions” that needs to agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock decision or unexpected event defined in this agreement, see note 27.  Management considers that the value to be recorded for those options is not significant at the date of the consolidated financial statements.

-
Zemex LLC was a diversified corporation, engaged in mining activities in United States of America and Canada.  In 2007, the Company reformulated its growth strategy and decided to discontinue participating in such industrial minerals business.  As of December 31, 2011 and 2010, Zemex LLC only holds shares in subsidiaries with no operation activity.

-
Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru.  As a result of this spin-off and certain contributions made by Quimpac S.A. a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%.  In order to develop this project the Company signed a shareholder´s agreement with Quimpac S.A. including some minority protective rights.  The Company also has committed to invest US$100,000,000, see note 27.   The assets and liabilities contributed by the Company to Salmueras are presented as follows:

S/.(000)

Cash	6,425
Mining concessions	1,664
Exploration and evaluation assets	6,331
Accounts payable	(158)

Net assets contributed	14,262

The net assets contributed to the subsidiary did not generate any income to the Group as of the date the contribution was made, as it was in pre-operating stage.  The contribution made by Quimpac S.A. amounts to S/.4,779,000.

The General Shareholders´ Meeting held on November 28, 2011 approved the legal merger by absorption of the Company and its subsidiaries Corianta S.A. and Tinku Generacion S.A.C.  The purpose of this merger was to optimize administrative expenses. This merger recorded at carryover cost and it was effective on December 1, 2011, extinguishing the two subsidiaries at that date. The principal activities of these subsidiaries were as follows:

-
Corianta S.A. was engaged in the exploration and exploitation of mining rights in Peru.  In July 2007 this entity began operating a zinc deposit located in the Department of Amazonas (Bongara Project) and operated normally until July 2008, when it decided to temporarily suspend the mineral extraction activity, due to the significant drop of the international price of zinc. Management expected to resume zinc extractive activities in 2012, nevertheless due to the lowest zinc prices observed during 2011 and based on future management expectations of zinc prices, the Group decided to discontinue the production of zinc and record a provision for impairment of the assets related to this project,  see note 10.(b).

-	Tinku Generacion S.A.C. was incorporated in 2008 with the purpose of developing projects and investing in electric generation and transmission.

As of December 31, 2011 and 2010, the Company has a direct 100 percent interest in all its subsidiaries, except the following listed below:

Subsidiary	Interests Cementos Pacasmayo S.A.A.
	2011	2010
	%	%

Zemex LLC	89.53	89.53
Salmueras Sudamericanas S.A.	74.90	-
Fosfatos del Pacífico S.A.	70.00	100.00

2.	Summary of significant accounting policies -

2.1	Basis of preparation -
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and certain financial instruments , that have been measured at fair value.  The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

2.2	Basis of consolidation -
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -
The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

2.3.1	Cash and short-term deposits -
Cash and short-term deposits in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three month or less. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts.

2.3.2.	Financial instruments-initial recognition and subsequent measurement -
(i)	Financial Assets -
Initial recognition and measurement -
Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial investments, call options or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the date trade, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other  receivables, call options, and available-for-sale financial investments.

Subsequent measurement -
The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  This category includes derivate financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income or finance costs in the consolidated income statement.

Except for the call option, referred in note 1, the Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2011 and 2010.

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated income statement.  The losses arising from impairment are recognized in the consolidated income statement in finance costs.

Held-to-maturity investments -
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity.  After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated income statement.  The losses arising from impairment are recognized in the consolidated income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2011 and December 31, 2010.

Available-for-sale financial investments -
Available-for-sale financial investments include equity and debt securities.  Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss.  After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the consolidated income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluates its available-for-sale financial assets to determine whether the ability and intention to sell them in the near term is still appropriate.  When the Group is unable to trade these financial assets due to inactive markets and management’s intention to do significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances.  Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity.  Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR.  Any difference between the new amortized cost and expected cash flows is also amortized over the remaining life of the asset using the EIR.  If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the consolidated income statement.

The Group has classified investments into shares as available-for-sale financial investments as of December 31, 2011 and 2010.

Derecognition -
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or
(ii)
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” agreement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Group’s continuing involvement in it.

In that case, the Group also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -
The Group assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost
For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.  If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.  Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  The interest income is recorded as part of finance income in the consolidated income statement.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If the estimated loss decreases, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.  If a future write-off is later recovered, the recovery is credited to finance costs in the consolidated income statement.

Available-for-sale financial investments
For available-for-sale financial investments, the Group assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement – is removed from other comprehensive income and recognized in the consolidated income statement.  Impairment losses on equity investment are not reversed through the consolidated income statement; increases in their fair value after impairments are recognized directly in other comprehensive income.

(iii)	Financial liabilities -
Initial recognition and measurement -
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans, put options over non-controlling interest, and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost.  This includes directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing loans and borrowings.

Subsequent measurement -
The subsequent measurement of financial liabilities depends on their classification as follows:

Notes to the consolidated financial statements (continued)

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Gains or losses on liabilities held for trading are recognized in the consolidated income statement.

The Group has not designated any financial liability upon initial recognition as at fair value through profit or loss as of December 31, 2011 and 2010.

Loans and borrowings -
After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.  Gains and loss are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance costs in the consolidated income statement.

Derecognition -
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.  When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement.

(iv)	Offsetting of financial instruments -
Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v)	Fair value of financial instruments -
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.  Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 29.

(vi)	Put and call options over non-controlling interests
IFRS does not have an specific guidance on how to accountant for put and call over non-controlling interests.  As a result, the Company has developed the following accounting policies in accordance with IAS 8.

Call options
The call option does not give the acquiring entity present access to the benefits associated with that ownership interest, because the option price has not yet been determined or will be the fair value of the shares at the date of exercise.  This call option is a financial asset because the terms of the option are not for a fixed amount or exercise price, and it is initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss.  If the call option is exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest.  If a call option lapses unexercised any carrying amount for the call option is expensed in profit or loss.

Put options
Put options granted to non-controlling interests give rise to a financial liability, which are measured at the present value of the redemption amount.  On initial recognition of the financial liability, a corresponding reduction is recognized in another component of equity attributable to the parent (and non-controlling interest).  Subsequently, the put option is measured in accordance with IAS 39. Changes in the carrying amount of the financial liability are recognized in profit or loss.

Non-controlling interest continues to be recognized within equity until the put is exercised.  The carrying amount of non-controlling interest changes due to allocations of profit or loss (and changes in equity) and dividends declared for the reporting period.

2.3.3	Foreign currency translation -
The Group’s consolidated financial statements are presented in Nuevos Soles, which is also the parent company’s functional currency.  Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group at the functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate exchange ruling at the reporting date.

All differences are taken to the consolidated income statement or the consolidated statement of comprehensive income, should the specific criteria be met.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -
The financial statements of the subsidiary Zemex LLC are expressed in United States dollars (its functional currency), and then translated into Nuevos Soles.  The assets and liabilities are translated at the closing rate at the date of the statement of financial position.  The income statement is translated at exchange rates at the dates of the transactions; and all resulting exchange differences shall be recognized in other comprehensive income.  On disposal of a foreign operation, the component of other comprehensive income related to that particular foreign operation is recognized in the consolidated income statement.

2.3.4	Inventories -
Inventories are valued at the lower of cost and net realizable value.  Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials
-	Purchase cost. The cost is determined using the weighted average method.

Finished goods and work in progress
-
Cost of direct materials and supplies, services provided by third parties, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and exchange currency differences.

Inventory in transit
-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.  All other borrowing costs are expensed in the period they occur.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalizes borrowing costs for all eligible assets where construction was commenced since the adoption of IFRS (on January 1, 2009).  Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred.  Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.  All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

Borrowing costs for exploration and evaluation assets  are recognized in the consolidated statement of income in the period they are incurred.

2.3.6	Leases -
The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated income statement.

A leased asset is depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated income statement on a straight-line basis over the lease term.

2.3.7	Property, plant and equipment -
Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.  The capitalized value of a finance lease is also included within property, plant and equipment.  When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation.  Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized. All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.  Refer to Provisions (Note 2.3.13) for further information about the recorded decommissioning provision.

Depreciation of assets used in the mining production process is charged to cost of production on a units of production (UOP) basis using proved reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. Other assets are depreciated on a straight-line-basis over the estimated useful lives of such assets as follows:

Years

Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when the asset is derecognized.

2.3.8.	Mining concessions

Mining concessions correspond to the exploration rights in areas of interest acquired in previous years.  Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated income statement.

       2.3.9  Mine development costs and stripping costs
Mine development costs
Mine development costs incurred in the zinc mining unit of Bongará are stated at cost. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs  takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

Stripping costs
Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of the cost of production.

2.3.10. Exploration and evaluation assets

Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to consolidated income statement, unless management concludes that a future economic benefit is more likely than not to be realized.  These costs include materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

No amortization is charged during the exploration and evaluation phase.

2.3.11. Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions.  The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

2.3.12. Impairment of non-financial assets -
The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s  or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the consolidated income statement.  The following criteria are also applied in assessing impairment of specific assets:

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

2.3.13. Provisions -
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated income statement.

Rehabilitation provision
The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred.  Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset.  The cash flows are discounted at a current pre-tax rate that reflects the risk specific to the rehabilitation provision.  The unwinding of the discount is expensed as incurred and recognized in the consolidated income statement as a finance cost.  The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate.  Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

2.3.14. Employees benefits -
The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded, on accrual basis.

Additionally, the Group has a long-term incentive plan for key management.  This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 "Employee benefits", the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated income statement, until the liability is extinguished.

2.3.15. Revenue recognition -
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made.  Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group has concluded that it is acting as a principal in all of its revenue arrangements.  The following specific recognition criteria must be also met before revenue is recognized:

Notes to the consolidated financial statements (continued)

Sales of goods -
Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, on delivery of the goods.

Sales of zinc calcine -
Revenues from sales of zinc calcine are recognized when the significant risks and rewards of ownership are transferred to the buyer.  The revenue is subject to adjustment based on inspection of the quantity and quality of the product by the customer.  Revenue is initially recognized on a provisional basis using the Group’s best estimate of the quantity and quality of zinc.  Any subsequent adjustments to the initial estimate of metal content, which generally occur within a 90 day-period from when zinc calcine is transferred to the buyer, are recorded in revenue once they have been determined.  There are no adjustments related to price because the Group’s sales of zinc calcine are for fixed prices.

Operating lease income -
Income from operating lease of mining concessions is recognized on a monthly accrual basis during the term of the lease,and is calculated based on market prices, which are applied to monthly copper production.  Revenues from lease of mining concessions were generated  until March 31, 2010, when the subsidiary Corianta S.A. completed the sale of the “Mina Raul” concession to Compañía Minera Condestable S.A.A. See note22.

Interest income -
The revenue is recognized when the interest accrues using the effective interest rate.  Interest income is included in finance income in the consolidated income statement.

2.3.16 Taxes -
Current income tax -
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -
Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Royalties -
Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.  In connection with this, the mining royalty portion obtained from operating margin is treated under IAS 12 and the remaining royalty, obtained from sales, is registered as expense of the year.

Sales tax -
Revenues, expenses and assets are recognized net of the amount of sales tax, except:

(i)
Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

(ii)	Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17. Treasury shares -
Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.  Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock.  Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them.  The Company holds common shares in treasury through a subsidiary.

3.	Significant accounting judgments, estimates and assumptions

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation.  These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the consolidated financial statements.  Information about such judgments and estimates are contained in the accounting policies and/or the notes to the financial statements.   The key areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.
-	Recognition of exploration and evaluation assets – note 2.3.10.
-	Determination of ore reserves and resources - note 2.3.11.
-	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.
-	Review of the amount and timing of rehabilitation costs – note 2.3.13 and note 13.
-	Income tax – note 2.3.16 and note 15.
-	Determination of fair value of call option – note 2.3.2.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective
Certain new standards and interpretations to existing standards have been published and are mandatory for the Group´s accounting periods beginning on or after January 1, 2012 or later periods but which the Group has not adopted early.  Those that are applicable to the Group are as follows:

-	IAS 1 Financial Statement Presentation – Presentation of items of Other Comprehensive Income
The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon de-recognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has there no impact on the Group’s consolidated financial position or performance. The amendment becomes effective for annual periods beginning  on or after 1 July 2012.

-	IAS 19 employee Benefits (Amendment)
The IASB has issued numerous amendments to IAS 19 which becomes effective for annual periods beginning on or after January 1, 2013. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.  The Group is still assessing the impact, if any, of adopting this guidance.

-	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)
As a consequence of the new IFRS 11 and IFRS 12 IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013. The Group is still assessing the impact, if any, of adopting this guidance.

-	IFRS 7 Financial Instruments: Disclosures – Enhanced De-recognition. Disclosure Requirements
 The amendment requires additional disclosure about financial assets that have been transferred but not derecognized   to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

-	IFRS 9 Financial Instruments: Classification and Measurement
IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.   In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

On December 2011, the IASB has issued amendments to IFRS 9 which move the mandatory effective date from January 1, 2013 to January, 1 2015. Earlier application continues to be permitted.• The amendments no longer require restatement of comparative figures.  Instead, IFRS 7 has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. The new disclosures are either required or permitted on the basis of the entity’s date of transition.  The Group is still assessing the impact, if any, of adopting this guidance.

-	IFRS 10 Consolidated Financial Statements
IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation- Special Purpose Entities.
IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared whit the requirements that were in IAS 27.
 This standard becomes effective for annual periods beginning on or after January 1, 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

-	IFRS 11 Joint Arrangements
IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 jointly –controlled Entities- Non-monetary Contribution by ventures. The standard addresses two forms of joint arrangements, i.e., joint operations and joint ventures.  To assess whether there is joint control IFRS 11 uses the principles of control of IFRS 10.  IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The effective of this standard is January 1, 2013.

-	IFRS 12 Disclosure of Involvement with Other Entities
IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangement, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after 1 January 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

-	IFRS 13 Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have in the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.  The Group is still assessing the impact, if any, of adopting this guidance.

5.	Transactions in foreign currency
Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2011, the exchange rates for transactions in United States dollars, published by this institution, were S/.2.695 for purchase and S/.2.697 for sale (S/.2.808 for purchase and S/.2.809 for sale as of December 31, 2010).

As of December 31, 2011 and 2010, the Group had the following assets and liabilities in United States dollars:

	2011	2010
	US$(000)	US$(000)
Assets
Cash and short-term deposits	50,591	3,335
Trade and other receivables	9,124	6,193
	59,715	9,528
Liabilities
Trade and other payables	20,092	5,771
Interest-bearing loans and borrowings	22,129	27,611
	42,221	33,382
Net liability position	17,494	(23,854)

As of December 31, 2011 and 2010, the Company had no financial instruments to hedge its foreign exchange risk.

6.	Cash and short-term deposits
(a)	This caption was made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Cash on hand	2,786	208
M.E.F. Certificate (b)	-	4,339
Cash at bank (c)	228,150	20,032
Short-term deposits (d)	132,343	129,914

	363,279	154,493

(b)
Relates to a certificate of “Regional and Local Public Investment – Public Treasury” (Inversión Pública Regional y Local – Tesoro Público) issued by the National Bureau of the Public Treasury (Dirección Nacional del Tesoro Público) in favor of the Company, under Law 29230, which promotes regional and local public investment with the participation of the private sector.  This certificate, with original maturity of less than three months, was fully collected on January 13, 2011.

(c)
Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield based on daily bank deposit rates. As of December 31, 2011 these bank accounts include approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A., see note 1.

(d)
As of December 31, 2011 and 2010, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates.  These time deposits, with original maturities of less than three months, were collected in January 2012 and 2011, respectively.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables
(a)	This caption was made up as follows:

	Current		Non-current
	2011	2010	2011	2010
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	41,802	33,370	-	-
Accounts receivable from Parent company and affiliates, note 25	422	583	-	-
Loans to employees	427	470	117	235
Other accounts receivable	2,376	2,474	1,050	-
Allowance for doubtful accounts (e)	(63)	(1,525)	-	-
Financial assets classified as receivables (f)	44,964	35,372	1,167	235

Value-added tax credit (c)	31,780	861	18,009	40,644
Tax refund receivable (d)	1,633	196	9,970	9,970
	-
	33,413	1,057	27,979	50,614

	78,377	36,429	29,146	50,849

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)
The value-added tax credit is mainly related to the activities of Corianta S.A. and Fosfatos del Pacífico S.A.  According to the Peruvian current tax rules, the Company has the right to compensate this credit against the value-added tax to be generated on the future sales of these entities. In addition, this kind of tax credit never expires. Out of the total, S/.31,780,000 would be recovered in the short term through the value-added tax to be generated from future sales of cement; S/.14,612,000 will be mainly recovered from2016  and thereafter through the value-added tax to be generated from the future sales of phosphates since 2016; and the remaining S/.3,397,000  originated by other minor subsidiaries will be recovered during 2013 and thereafter.

(d)
As of December 31, 2011 and 2010, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000.  These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group´s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, taking into account the time that Peruvian tax authorities typically take to resolve tax disagreements.

(e)	The movement in the allowance for doubtful accounts of other financial assets is as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Opening balance	1,525	1,525	1,501
Additions	-	-	65
Write-off	(1,462)	-	(41)

Ending balance	63	1,525	1,525

(f)	The ageing analysis of trade and other accounts receivable as of December 31, 2011 and 2010, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2011	46,131	5,799	26,089	7,490	3,105	1,307	2,341
2010	35,607	1,864	23,191	6,204	1,861	670	1,817

Notes to the consolidated financial statements (continued)

8.	Inventories
(a)	This caption is made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Goods and finished products (at cost or net realizable value)	22,209	20,616
Work in progress (at cost)	52,642	27,267
Raw materials (at cost)	21,730	9,599
Packages and packing (at cost)	685	792
Fuel and carbon (at cost)	49,277	47,743
Spare parts and supplies (at cost)	54,626	50,434
Inventory in transit (at cost)	9,446	8,722
	210,615	165,173
Less - Provision for inventory obsolescence and impairment (b)	(4,513)	(4,857)

	206,102	160,316

(b)	Movement in the provision for inventory obsolescence and impairment is set forth below:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Opening balance	4,857	13,353	21,675
Charge for the year	-	381	569
Recoveries	-	(8,549)	(8,721)
Write-offs	(344)	(328)	(170)

Final balance	4,513	4,857	13,353

The reversal of the provision for inventory obsolescence and impairment arose from an increase in net realizable value of zinc calcine inventory during 2010 and 2009, in line with the increase of the international prices of zinc during those years.

Notes to the consolidated financial statements (continued)

9.	Available–for-sale financial investments
(a)	Movement in available-for-sales financial investments is as follow:

	2011	2010
	S/.(000)	S/.(000)

Beginning balance	30,813	18,296
Fair value change recorded in other comprehensive income	(8,739)	12,517

Ending balance	22,074	30,813

(b)	Available-for-sale financial investments include the following:

	2011
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – quoted Peruvian company	450	76	526
Equity securities – unquoted Peruvian company	8,399	13,149	21,548

Total	8,849	13,225	22,074

	2010
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – quoted Peruvian company	450	441	891
Equity securities – unquoted Peruvian company	8,399	21,523	29,922

Total	8,849	21,964	30,813

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Cementos Lima S.A. shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Cementos Lima S.A. with a participation of 68.03% in its capital stock as of December 31, 2011 and 2010.  The only significant asset of SIA is its investment in Cementos Lima S.A. (which represents the 99% of the SIA´s total assets). SIA has no operations.

The fair value of SIA’s unlisted shares is calculated applying its 68.03% interest to the fair value of Cementos Lima S.A.´s shares, which are listed and quoted on the Lima Stock Exchange.

(c)	The breakdown of the investments in equity securities held is as follows (number of shares):

	2011	2010

Cementos Lima S.A. (*)	256,624	18,500
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825	4,825

(*)	This represents 0.02% of its common shares.
(**)	This represents 1.21% of its common shares.

The movement of the number of shares as of December 31, 2011 is as follows:

2011
Beginning balance	18,500
Increase of shares due to changes in nominal amount (from S/.10 to S/.1 per share).	166,500
Issue of shares by capitalizations	71,624
Ending balance	256,624

These changes in the number of outstanding shares of Cementos Lima S.A. does not represent any change in the Group's share of that investment.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment
(a)	The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2010	60,610	30,222	188,222	203,895	409,636	29,502	84,665	24,240	5,053	122,360	1,158,405
Additions	1,524	61	2,213	-	18,910	194	12,713	1,267	-	92,226	129,108
Capitalized interests (d)	-	-	-	-		-	-	-	-	1,704	1,704
Disposals	-	-	-	(25)	(2,778)	(96)	(19,654)	(1,095)	(478)	(1,303)	(25,429)
Transfer	-	-	-	7,737	150,166	(2,835)	2,188	6,313	-	(163,569)	-
As of December 31, 2010	62,134	30,283	190,435	211,607	575,934	26,765	79,912	30,725	4,575	51,418	1,263,788
Additions	11,400	4,984	9,018	713	39,600	443	21,574	4,249	-	148,617	240,598
Disposals	(61)	-	(97)	-	(537)	(61)	(4,390)	(150)	-	(386)	(5,682)
Transfer	-	-	-	(781)	4,285	4	1,056	(1)	-	(4,563)	-
As of December 31, 2011	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704

Accumulated depreciation
As of January 1, 2010	12,934	6,311	-	12,421	33,509	25,567	24,253	22,194	759	-	137,948
Additions	351	42	-	6,027	21,570	456	5,573	995	361	-	35,375
Disposals	-	-	-	(1)	(2,415)	(80)	(7,967)	(1,043)	(24)	-	(11,530)
Transfer	-	-	-	-	(69)	(2,041)	1	2,109	-	-	-
As of December 31, 2010	13,285	6,353	-	18,447	52,595	23,902	21,860	24,255	1,096	-	161,793
Additions	107	1,326	-	6,063	29,575	880	6,401	2,337	253	-	46,942
Disposals	-	-	-	-	(155)	(1,999)	(1,125)	(147)	-	-	(3,426)
Transfer	-	-	-	(15)	15	-	-	-	-	-	-
As of December 31, 2011	13,392	7,679	-	24,495	82,030	22,783	27,136	26,445	1,349	-	205,309

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2011	15,978	6,218	199,099	169,975	528,182	4,264	70,988	8,346	-	194,351	1,197,401
As of December 31, 2010	48,849	23,930	190,435	193,160	523,339	2,863	58,052	6,470	3,479	51,418	1,101,995

Notes to the consolidated financial statements (continued)

(b)
Mining concessions mainly include acquisition costs by S/.44,103,000 related to zinc mine located in Bongara, department of Amazonas, Peru.  Mine development costs are mainly related to expenditures incurred in the development of such zinc mine.  Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated income statement a full impairment charge of approximately S/.95,994,000 related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipments.  According to the management´s expectation the recovery amount of this zinc mining unit is zero.  This zinc mine operation did not represent separate major line of business.  See note 30 for Segment information.

(c)
The carrying value of plant and equipment held under finance leases as of December 31, 2011 was approximately S/.92,228,000 (S/.95,729,000 as of December 31, 2010).  There were no additions under finance leases during the year 2011 (S/.32,834,000 in 2010).  Lease assets are pledged as security for the related finance lease liabilities.

(d)
During 2010 the Group capitalized borrowing costs by S/.1,704,000 related with the construction of a new mill in Pacasmayo plant, which was financed by two specific loans (see Note 14) at rates of 5.19% and 7.17%.  During 2011 the borrowing costs incurred and related to eligible assets were not significant.

(e)	As of December 31, 2011, the Group has assessed the use conditions of its long-term assets and did not find any indicator that these assets may be impaired.

11.	Exploration and evaluation assets

(a)	The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

S/.(000)

Cost
As of January 1, 2010	17,602
Additions (b)	12,086
Disposals	(410)
As of December 31, 2010	29,278
Additions	617

As of December 31, 2011	29,895

(b)	It mainly includes exploration costs related to phosphates mining project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Fosfatos del Pacifico S.A.

Notes to the consolidated financial statements (continued)

12.	Trade and other payables
This caption is made up as follows:

	2011	2010
	S/.(000)	S/.(000)

Trade payables	84,948	47,420
Remuneration payable	13,018	12,127
Third party commission related to sale of subsidiary shares	5,394	-
Dividends payable, note 16(g)	4,467	4,228
Board of Directors’ fees	4,426	14,631
Taxes and contributions	3,131	8,183
Interest payable	2,806	2,752
Advances from customers	2,477	1,631
Accounts payable to IPSA and its affiliates, note 25	230	208
Other accounts payable	7,588	4,397

	128,485	95,577

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Interest payable is normally settled monthly throughout the financial year.

13.	Provisions
This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2010	18,858	-	5,053	23,911
Additions	29,796	-	-	29,796
Unwinding of discount	-	-	228	228
Payments and advances	(22,695)	-	-	(22,695)
Decrease by mining concession sale	-	-	(478)	(478)

At December 31, 2010	25,959	-	4,803	30,762

Current portion	25,959	-	-	25,959
Non-current portion	-	-	4,803	4,803

Notes to the consolidated financial statements (continued)

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2011	25,959	-	4,803	30,762
Additions	29,477	6,000	106	35,583
Payments and advances	(26,742)	-	-	(26,742)

At December 31, 2011	28,694	6,000	4,909	39,603

Current portion	28,694	-	-	28,694
Non-current portion	-	6,000	4,909	10,909

	28,694	6,000	4,909	39,603

Workers’ profit sharing –
In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -
In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service  of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary  for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2011 the Group has recorded and expensed a liability for S/.6,000,000 related to this compensation.

Rehabilitation provision -
As of December 31, 2011 it corresponds to the provision for the future cost of rehabilitating the zinc mine site, located in the District of Yambrasbamba, Province of Bongara, Department of Amazonas. The provision has been created based on studies made by internal specialists.  Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates are reviewed regularly to take into account any material change to the assumptions.  However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.  Furthermore, the timing of rehabilitation is likely to depend on when the mine cease to produce at economically viable rates.  This, in turn, will depend upon future metal prices, which are inherently uncertain.

Based on estimates of closing mine expenditures, the Group registered an actualization of this liability as of December 31, 2011.  Management expects to incur these expenses in medium-term, refer note 10 (b). The Group believes that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines

14.	Interest-bearing loans and borrowings
This caption is made up as follows:

	Interest rate	Maturity	2011	2010
	%		S/.(000)	S/.(000)
Finance leases
Banco de Crédito del Perú (Notes 10(c) and 27)	5.19 and 7.17	2013/2016	60,708	92,823
Loans
BBVA Banco Continental	6.37, 6.64 y 7.01	Dec 29, 2018	202,200	-
BBVA Banco Continental	6.20	May 10, 2014	135,450	150,500
Banco de Credito del Peru	6.45	Apr 20, 2013	70,000	-
Banco de Credito del Peru	6.20	Mar 21, 2013	42,000	-
BBVA Banco Continental	6.41	Dec 14, 2013	41,000	-
BBVA Banco Continental	6.00	Jun 14, 2012	28,000	-
Banco de Credito del Peru	2.61	Mar 28, 2012	12,274	-
Banco de Credito del Peru	4.50	May 4, 2011	-	65,000

Debt issuance costs			(1,038)	(1,068)

			590,594	307,255

Less – current portion			139,048	121,585

Non-current portion			451,546	185,670

Finance leases with Banco de Credito del Peru at 5.19% and 7.17% -
According to the terms of these finance leases (incurred to install a cement mill, see note 10(c)), since March 2011, the Company has to comply with some financial restrictions: three of these are the same as the covenants of BBVA loan disclosed in the paragraph about “BBVA Banco Continental at 6.2%”, and the one additional is referred to the liabilities to equity ratio, which must be lower than 1 (based on the separate financial statements of Cementos Pacasmayo S.A.A. in accordance with IFRS).  In Management’s opinion, as of December 31, 2011 and 2010 the Company has complied with these financial restrictions.

Notes to the consolidated financial statements (continued)

The future minimum financial lease payments under finance leases contracts together with the present value of the minimum lease payments are as follows:

	2011		2010
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Within one year	43,032	40,473	46,952	41,832
After one year but no more than five years	21,688	20,235	55,193	50,991
Total minimum lease payments	64,720	60,708	102,145	92,823

Less – finance charges	(4,012)	-	(9,322)	-

Present value of minimum lease payments	60,708	60,708	92,823	92,823

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%) -
In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for US$75,000,000 (equivalent to S/.202,200,000 approximately). The debt is due on December 2018 and accrues interest at an annual rate of 6.37 percent during the first year, 6.64% during the second year and 7.01% from the third year to the maturity date. This loan includes the following financial restrictions:

-	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

-	The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company´s separate financial statements.

-
The EBITDA-to-Debt Service ratio must be greater than 1.20 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of December 31, 2011 the Company has complied with these financial restrictions.

Loan with BBVA Banco Continental at 6.20% -
The debt accrues interest at an annual rate of 6.20 percent, with maturities through May 2014 and includes the following financial restrictions:

-	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

-	The EBITDA-to-financial debt ratio must be lower than 3.50 times, during the term and in each ratio measurement date, calculated using the Company's consolidated financial statements.

-
The EBITDA-to-Debt Service ratio must be greater than 1.50 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the issuer.

In the Management’s opinion, as of December 31, 2011 and 2010, the Company has complied with these financial restrictions.

In connection with all this long-term loans, the Company constituted a collateral trust to which it contributed substantially all of its assets at cement plant and its “Tembladera” quarry (both located in northern region of Peru). This loan is secured by these assets up to the amount of the debt.

Short-term and medium-term loans with Banco de Credito del Peru and BBVA Banco Continental -
These loans have maturities between 2012 and 2013, accrue interest at an annual rates between 6.00% and 6.45% (for the loans denominated in Nuevos Soles) and 2.61% (for the loan denominated in United States dollars). These loans were used for working capital, do not have restrictive covenants and are not secured.

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities
This caption is made up as follows:

	As of January 1, 2009	Income statement	Tax effect of available-for-sale investments	As of December 31, 2009	Income statement	Tax effect of available-for-sale investments	As of December 31, 2010	Income statement	Tax effect of available-for-sale investments	As of December 31, 2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Deferred assets
Impairment of zinc mining assets	-	-	-	-	-	-	-	28,830	-	28,830
Tax-loss carryforward	12,220	270	-	12,490	(12,490)	-	-	7,733	-	7,733
Provision for vacations	2,997	(270)	-	2,727	389	-	3,116	166	-	3,282
Effect of differences in the depreciation and amortization rates used for book purposes	2,267	(446)	-	1,821	442	-	2,263	(2,263)	-	-
Long-term incentive plan	-	-	-	-	-	-	-	1,800	-	1,800
Other	6,805	(2,202)	-	4,603	(2,345)	-	2,258	1,127	-	3,385
Total deferred income tax assets	24,289	(2,648)	-	21,641	(14,004)	-	7,637	37,393	-	45,030

Deferred liabilities
Effect of differences between book and tax bases of fixed assets	(107,783)	3,410	-	(104,373)	3,180	-	(101,193)	(3,643)	-	(104,836)
Effect of differences in the depreciation and amortization rates used for book purposes	(9,123)	(11,156)	-	(20,279)	(9,530)	-	(29,809)	4,269	-	(25,540)
Effect of available-for-sale investments	(1,519)	-	(1,317)	(2,836)	-	(3,754)	(6,590)	-	2,622	(3,968)
Other	(5,196)	(552)	-	(5,748)	(102)	-	(5,850)	289	-	(5,561)
Total deferred income tax liabilities	(123,621)	(8,298)	(1,317)	(133,236)	(6,452)	(3,754)	(143,442)	915	2,622	(139,905)
		(10,946)	(1,317)		(20,456)	(3,754)		38,308	2,622

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	103,848	327,214	218,578
At statutory income tax rate of 30%	31,154	98,164	65,573

Permanent differences
Dividends obtained from available-for-sale investments	(38)	(178)	(147)
Non-deductible expenses, net	7,263	6,119	5,144

At the effective income tax rate of 37% (2010 and 2009: 32%)	38,379	104,105	70,570

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2011, 2010 and 2009 are:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Consolidated income statement
Current	76,687	83,649	59,624
Deferred	(38,308)	20,456	10,946

Income tax expense reported in the income statements	38,379	104,105	70,570

The income tax recorded directly to other comprehensive income during the year 2011 is S/.2,622,000 (S/.3,754,000 during the year 2010, S/.1,317,000 during the year 2009).

As of December 31, 2011 and 2010, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2011 and 2010 the deferred income tax asset related to tax-loss carry forward was mainly determined by the subsidiary Fosfatos del Pacífico S.A. for approximately S/.4,931,000, the tax losses related are available indefinitely for offset against 50% of  future  annual taxable profits. The remaining amount  was determined mainly by the subsidiary Acuícola Los Paiches S.A.C. for approximately S/.2,580,000 and the tax losses related are available for 4 years since the date of it was generated. The amount of losses carried out is subject to the outcome of the reviews referred in note 27.  In 2010, the subsidiary Corianta S.A. fully used the tax-loss carry-forward generated as of January 1, 2010 amounting to S/.41,629,000.

16.	Equity
(a)	Share capital -
As of December 31, 2011 and 2010, share capital is represented by 419,977,479 authorized common shares, with a par value of one Nuevo Sol per share.  The capital stock is represented net of the par value of 1,200,000 treasury common shares acquired in 2008 by the subsidiary Distribuidora Norte Pacasmayo S.R.L.  The common shares representing the Company’s share capital are traded on the Lima Stock Exchange.

(b)	Investment shares -
Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.  Investment shares also confer the holders thereof the right to: (i) maintain the current proportion of the investment shares in the case of capital increase by new contributions; (ii) increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions; (iii) participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and (iv) redeem the investment shares in case of a merger and/or change of business activity of the Company.  As of December 31, 2011 and 2010 the Company had 49,575,341 subscribed and fully paid investment shares, with a par value of one Nuevo Sol per share.

(c)	Treasury shares -
The values of treasury shares are presented by reducing shareholders’ equity. As of December 31, 2011 and 2010, this corresponds to 1,200,000 of the Company’s common shares acquired by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. In May 2010, the Company paid dividends to its Subsidiary for S/.110,000 in connection with this shares. (2009: S/.0).

(d)	Legal reserve -
Provisions of the General Corporation Law require that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 percent of the capital.  This legal reserve can offset losses or can be capitalized, and in both cases there  is the obligation to replenish it.

(e)	Available for-sale reserve -
This reserve records fair value changes on available-for-sale financial assets.

(f)	Foreign currency translation reserve -
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of Zemex LLC.

(g)	Dividends paid -

S/.(000)

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000
Declared dividends during the year 2010
Dividends approved on April 26, 2010: S/.0.09158 per share	43,000
Dividends approved on October 25, 2010: S/.0.06389 per share	30,000

73,000
Declared dividends during the year 2009:
Dividends approved on October 27, 2009: S/.0.05324 per share	25,000

As of December 31, 2011, dividends payable amount to S/.4,467,000 (December 31, 2010: S/.4,228,000, December 31, 2009: 4,195,000).

Notes to the consolidated financial statements (continued)

17.	Sales of goods
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	802,959	728,319	608,315
Steel rebar and building materials	143,334	96,072	71,952
Quicklime	45,859	57,695	60,489
Zinc calcine	2,818	15,961	15,811

	994,970	898,047	756,567

18.	Cost of sales
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Consumption of miscellaneous supplies	211,146	160,271	115,590
Maintenance and third-party services	105,031	86,219	75,829
Personnel expenses, note 21 (c)	57,165	55,045	45,469
Change in products in process and finished goods	21,155	49,496	68,281
Shipping costs	60,731	46,147	32,622
Depreciation	37,996	29,502	27,124
Other manufacturing expenses	51,191	38,390	28,720
Costs of packaging	25,005	21,866	19,868
Provision for inventory obsolescence and impairment	-	381	569
Amortization	95	222	149
Recovery of provision for inventory obsolescence and impairment	-	(8,549)	(8,721)

	569,515	478,990	405,500

Notes to the consolidated financial statements (continued)

19.	Administrative expenses
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	84,266	73,431	61,253
Third-party services	86,641	52,317	47,372
Board of Directors compensation	5,394	15,221	7,600
Depreciation	8,946	5,873	5,154
Taxes	2,785	4,044	3,458
Consumption of supplies	3,098	3,786	3,753
Donations	3,733	2,698	3,003
Environmental expenditures, note 27	737	636	1,075
Amortization	596	691	275

	196,196	158,697	132,943

20.	Selling and distribution expenses
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	10,145	8,335	6,739
Advertising and promotion	8,402	5,202	5,038
Third-party services	1,185	825	616
Transportation	204	538	1,532
Provision for doubtful accounts	-	-	65
Other	3,771	1,601	3,123

	23,707	16,501	17,113

21.	Employee benefits expenses
(a)     Employee benefits expenses are made up as follow:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	80,892	70,363	59,423
Workers ‘profit sharing (b)	29,477	29,796	21,412
Severance payments	18,324	13,651	10,941
Legal bonuses	10,426	9,815	9,175
Vacations	9,461	9,192	7,621
Training	116	1,108	980
Others	2,880	2,886	3,909

	151,576	136,811	113,461

(b)     A portion of the workers´profit sharing for the year 2011 by S/.4,788,000 is related with the sale of a non-controlling  equity interest in the subsidiary Fosfatos del Pacífico S.A.  The gain from the sale of  that interest was recorded in equity.

(c)     Employee benefits expenses are allocated as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	57,165	55,045	45,469
Administrative expenses, note 19	84,266	73,431	61,253
Selling and distribution expenses, note 20	10,145	8,335	6,739

	151,576	136,811	113,461

22.	Other operating income, net
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Income from lease of mining concession, (a)	-	5,334	13,680
Net gain on disposal of property, plant and equipment	203	157	83
Sales of miscellaneous supplies and laboratory tests	1,757	3,182	2,789
Recovery of expenses	2,522	2,993	1,020
Write-off of intangible assets	-	(1,363)	-
Reversal of provision for closure of mining concession	-	478	-
Income from land rental and office lease, note 25	442	441	483
Income from management and administrative services provided to Parent company, note 25	376	360	373
Income for recovery of restricted funds of Zemex LLC	-	-	3,167
Other minor less than S/.200,000, net	4,038	5,079	4,062

	9,338	16,661	25,657

Notes to the consolidated financial statements (continued)

(a)
On March 29, 2010, the subsidiary Corianta S.A. completed the sale of the mining concession and other assets related to Mina Raul business unit, that included land and copper mining concessions, with a book value of S/.2,537,000. This sale was made to Compañía Minera Condestable S.A.A. (Condestable), a third-party, in free market conditions, obtaining as a result of this sale a net gain for approximately S/.75,887,000.

Before this sale, the Group received income lease from these assets amounted S/.5,334,000 and S/.13,680,000 during 2010 and 2009, respectively.

23.	Finance income
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Interest on deposits	2,562	1,797	973
Dividends received	126	592	490
Interests on accounts receivable	-	467	425
Interest on loans granted to Parent company, note 25	7	421	-

	2,695	3,277	1,888

24.	Finance costs
This caption is made up as follows:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Interest on loans and borrowings	14,229	9,662	13,308
Finance charges under finance leases	4,441	4,529	3,450
Other	443	619	1,875

Total interest expense	19,113	14,810	18,633
Discount rate adjustment of rehabilitation provision	106	228	201

Total finance costs	19,219	15,038	18,834

Notes to the consolidated financial statements (continued)

25.	Related party disclosure
Transactions with related entities -
During the years 2011, 2010 and 2009, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Income
Income from land rental services	284	291	310
Income from office lease	158	150	173
Fees for management and administrative services	376	360	373
Interest on loans	7	421	-

Other transactions
Loan provided to IPSA	6,965	28,553	-
Loan obtained from IPSA	6,700	-	-

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of December 31, 2011 and 2010:

	2011		2010
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	170	14	421	-
Other	252	216	162	208

	422	230	583	208

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. There have been no guarantees provided or received for any related party receivables or payables.  Outstanding balances are interest free. For the year ended as of December 31, 2011 and 2010, the Group has not recorded any allowance for doubtful accounts relating to amounts owed by relating parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

In February 2011, the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.6,965,000 with annual interest rate of 6 percent.  This loan was collected in February and March 2011.  In March 2010 the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.28,553,000 with annual interest rate of 6 percent.  This loan was collected in December 2010.  The income interest generated from this loan amounted to S/.421,000.

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.31,918,000 during the 2011 period (S/.29,487,000 and S/.19,806,000 during the 2010 and 2009, respectively). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.	Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to common shares and investment shares of the parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2011, 2010 and 2009.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	67,694	223,219	147,768

	2011	2010	2009
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	468,352	468,352	468,352

There have been no other transactions involving common shares and investment shares between the reporting date and the date of completion of these financial statements.

	2011	2010	2009
	S/.(000)	S/.(000)	S/.(000)

Basic and diluted earnings for common and investment shares	0.14	0.48	0.32

27.	Commitments and contingencies
Operating lease
As of December 31, 2011 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party   of Inversiones Pacasmayo S.A.  This lease is annually renewable, and provide an annual rent of S/.284,000 (2010: S/.291,000, 2009: S/.310,000).

As lessee, the Group does not hold any long-term lease agreement as of December 31, 2011 and 2010.

      Capital commitments
As of 31 December 2011, the Group had the following main commitments:

-	Completion of construction of diatomite bricks plant by S/.2,693,000.
-	Expansion of the cement plant located in the Northeast of Peru by S/.7,752,000
-	Construction of vertical furnaces in the plant located in the North of Peru by S/.2,613,000.
-	The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.
-	Commitment for development of brine Project up to US$100,000,000.In connection with this commitment, as of December 31, 2011 the Group has made contributions for US$4,598,000, see note 1

Others commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.

Purchase option
Carbon -
In December 2009 and February 2010, the Group entered into agreements to carry out exploration activities in a coal concessions held by third parties.  Under the terms of the agreements, the Group has the option to acquire the concessions for an aggregate purchase price of US$5,500,000.  In October 2011 the Group exercised one of its purchase options through the payment of US$4,500,000, which is included in mining concessions in property, plant and equipment caption.  As of December 31, 2011 the Group maintains purchase options by US$1,000,000 which expires on April 2014, the Group already paid US$222,000 as of the date.   At any point in time, the Group may cancel the agreement without penalty.

Other minerals -
In June 2011 the Group paid US$350,000 for subscription of a purchase option to acquire a 51 percent interest of a company which owns certain mining concessions and it is located in Uruguay.  To exercise the option, the Group should pay  US$738,000 in a first disbursements phase for the exploration of the project  and if the Group decided to enter into the second phase should payUS$1,412,000.  These amounts should be paid within two years from the fulfillment of certain conditions.  If the Group decides to execute the option, to acquire the shares of the company mentioned above, the Group will have to pay US$4,000,000.

Put and Call options
According to the shareholders´s agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company at the lower of (i) the book value of such shares and (ii) the fair market value of such shares, but in no event less than US$0.01 (the “Put Price”).  At the same time, in case of occurrence a deadlock situation or unexpected event, the Company has the option to require MCA to sell all or a portion of the Fosfato´s shares at the higher of (i)  the book value of such shares or (ii) the fair market value of such shares, but in no event shall such price be less than $0.01 (the “Call Price”).

According with this agreement, MCA has no restrictions on sale its non-controlling interest during any time to third parties, and the only additional requirement to have the call or put option is to have at least the 15% of interest in Fosfatos.

Mining royalty
Third parties
Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations (before the merger explained in Note 1, this obligation was for Corianta S.A.). This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.824,000, S/.875,000 and S/.872,000 for the years 2011, 2010 and 2009, respectively.

The subsidiary Fosfatos del Pacífico S.A., signed  an agreement with the Peruvian Government,Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, , the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted  to S/.392,000 for the year ended December 31, 2011 (zero for 2010).

Peruvian government
On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.   Management and its legal counsel believe that the Group has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process.

As a result, the Group had recognized and paid a mining royalty for the last quarter of 2011 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tributaries counsels.

If the Group would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the period from October to December 2011 would have been S/.1,730,000 (net of the related income tax)instead of S/.78,000 (net of the related income tax) recorded on the financial statements for such period.

Mining royalty expense paid to the Peruvian Government for the years 2011, 2010 and 2009 amounted to S/.291,000 S/.230,000 and S/.188, 000, respectively, and recorded in the consolidated income statement.

Tax situation
During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open to review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2007-2008/2010-2011	2007-2011
Cementos Selva S.A.	2007/2009-2011	2007/2009-2011
Distribuidora Norte Pacasmayo S.R.L.	2007-2011	2007-2011
Empresa de transmisión Guadalupe S.A.C.	2007-2011	2007-2011
Fosfatos del Pacífico S.A.	2009-2011	2009-2011
Salmueras Sudamericanas S.A.	2011	2011

Up to date, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).
Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2011 and 2010.

Environmental matters
The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediations -
Law No. 28271 regulates environmental liabilities in mining activities.  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining units.

The Peruvian authorities approved the EAMP presented by the Group for its mining units and exploration projects.  A detail of plans approved is presented as follows:

					Year expense
Project unit	Resource	Resolution Number	Year of approval	Program approved	2011 S/.(000)	2010 S/.(000)	2009 S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	395	106	204
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	228	323	482
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	90	138	213
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	24	-	-
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	-	69	176

					737	636	1,075

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.737,000during 2011 (2010: S/.636,000, 2009: S/.1,075,000), are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2011 and 2010, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision -
Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2011, the Group maintains a provision for closure of mining units and exploration projects amounting to S/.4,909,000 (2010: S/.4,803,000). The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent  S/.1,644,000.  Of this amount, S/.1,223,000 corresponded to a tax originated by the import of coal and S/.421,000  corresponded to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2011 and 2010

28.	Financial risk management, objectives and policies
The Group’s principal financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations.  The Group has cash and short-term deposits and trade and other receivables that arise directly from its operations.  The Group also holds available-for-sale financial investments.

The Group is exposed to market risk, credit risk and liquidity risk.

The Group’s senior management oversees the management of these risks.  The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group.  The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk -
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the position as of December 31, 2011 and 2010.

The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant as of December 31, 2011.

Interest rate risk -
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2011 and 2010 all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not disclose interest rate sensitivity because the Group had no floating rates loans as of December 31, 2011 and 2010.

Foreign currency risk -
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group does not hedge its exposure to the currency risk.

Foreign currency sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Group’s  profit before income tax (due to changes in the fair value of monetary assets and liabilities).

2011	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	2,358
	+10	4,716
	-5	(2,358)
	-10	(4,716)

2010	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	(3,350)
	+10	(6,699)
	-5	3,350
	-10	6,699

Commodity price risk -
The Group is affected by the volatility of certain commodities.

Its operating activities require a continuous supply of coal.  The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 2-month forecast about the required coal supply, the Group signs fixed - price agreements every two months.

In connection with sales of zinc calcine, during the last 2 years such sales were made on fixed price agreements, which were in force until 2011.

Notes to the consolidated financial statements (continued)

Commodity price sensitivity
The following table shows the effect of price changes from coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)
2011
	+10	(1,256)
	-10	1,256

2010
	+10	(1,024)
	-10	1,024

Equity price risk -
The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.  The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.22,074,000. A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.2,244,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged.  An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.  The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables
Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.  Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment.  Outstanding customer receivables are regularly monitored and in specific cases are covered by letters of credit.  At December 31, 2011, the Group had 6 customers (2010: 10 customers) that owed the Group more than S/.15,000,000 and accounted for approximately 32% (2010: 45%) for all receivables owing.  There were 18 customers (2010: 17 customers) with balances greater than S/.700,000 each and accounting for just over 63% (2010:61%) of the total amounts receivable.

The requirement for an allowance for doubtful account is analyzed at each reporting date on an individual basis for major clients.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management.  The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.  The Group’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 6.

Liquidity risk -
The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts.  Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2011
Interest-bearing loans and borrowings	-	29,599	109,450	451,545	590,594
Future interests	-	7,469	23,733	58,222	89,425
Trade and other payables	230	115,361	9,763	-	125,354

As of December 31, 2010
Interest-bearing loans and borrowings	-	75,458	46,126	185,671	307,255
Future interests	-	3,882	10,721	16,683	31,286
Trade and other payables	8,038	70,643	8,713	-	87,394

Notes to the consolidated financial statements (continued)

Capital management -
The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.  To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2011 and December 31, 2010.

29.	Fair value of financial instruments
Set out below is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
	2011	2010	2011	2010
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and short-term deposits	363,279	154,493	363,279	154,493
Trade and other receivables	46,131	35,607	46,131	35,607
Available-for- sale financial investments	22,074	30,813	22,074	30,813
Call options	-	-	-	-

Total	431,484	220,913	431,484	220,913

Financial liabilities
Trade and other payables	125,354	87,394	125,354	87,394
Financial obligations :
Obligations under finance leases	60,708	92,823	58,799	89,893
Loans at fixed rates	529,886	214,432	472,870	203,750

Total	715,948	394,649	657,023	381,037

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

-	Cash and short-term deposits and trade and other receivables, approximate their carrying amounts largely due to the short-term maturities of these instruments.

-	Fair value of interest-bearing loans and borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.  The Group only has one unquoted available-for-sale financial investment which corresponds to SIA shares.  SIA is the main stockholder of Cementos Lima S.A. (a Peruvian publicly traded entity) with an interest of 68.01%.  SIA does not have other assets or activities.  The fair value of SIA’s unlisted shares is calculated applying its 68.01% interest to the fair value of Cementos Lima S.A.’s shares, which is determined based on the quoted price of these shares on the Lima Stock Exchange.

Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: valuation techniques (no observable market value).

As of 31 December 2011 and 2010, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	2011	2010
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	526	891
Level 2	21,548	29,922
Level 3	-	-

Total	22,074	30,813

During the reporting period ending December 31, 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the consolidated financial statements (continued)

30.	Segment information
For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each  business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.
	Revenues from external customers	Revenues from inter segmentos	Total revenue	Gross margin	Net gain on sale of land and mining concession	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	Gain from exchange difference, net	Profit before income tax	Income tax	Profit for the period
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	-	-	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	-	-	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	-	45,859	12,106	-	-	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	-	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	-	(10,838)	(10,838)	-	-	-	-	-	-	2,441	(2,441)	-	-	-	-
Consolidated	994,970	-	994,970	425,455	-	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

2010
Cement, concrete and blocks	728,319	2,722	731,041	398,350	-	-	14,534	(128,255)	(13,526)	(13,727)	4,968	2,209	264,553	(84,174)	180,379
Construction supplies	96,072	-	96,072	2,804	-	-	207	(2,509)	(1,798)	(113)	53	63	(1,293)	411	(882)
Quicklime	57,695	-	57,695	20,944	-	-	1,073	(13,741)	(501)	(1,792)	490	141	6,614	(2,102)	4,512
Other	15,961	-	15,961	(3,041)	75,887	-	847	(14,192)	(676)	(2,206)	566	155	57,340	(18,240)	39,100
Adjustments and eliminations	-	(2,722)	(2,722)	-	-	-		-	-	2,800	(2,800)	-	-	-	-
Consolidated	898,047	-	898,047	419,057	75,887	-	16,661	(158,697)	(16,501)	(15,038)	3,277	2,568	327,214	(104,105)	223,109
2009
Cement, concrete and blocks	608,315	687	609,002	332,201	-	-	5,165	(114, 331)	(14,546)	(17,529)	4,959	8,948	204,867	(66,182)	138,685
Construction supplies	71,952	-	71,952	2,194	-	-	-	(1,329)	(1,540)	-	-	133	(542)	173	(369)
Quicklime	60,489	-	60,489	22,826	-	-	-	(11,965)	(856)	(4,203)	-	-	5,802	(1,857)	3,945
Other	15,811	-	15,811	(6,154)	-	-	20,492	(5,318)	(171)	(254)	81	(225)	8,451	(2,704)	5,747
Adjustments and eliminations	-	(687)	(687)	-	-	-				3,152	(3,152)		-	-	-
Consolidated	756,567	-	756,567	351,067	-	-	25,657	(132,943)	(17,113)	(18,834)	1,888	8,856	218,578	(70,570)	148,008

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation and amortization	Recovery (provision) of inventory impairment and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2011
Cement, concrete and blocks	1,632,113	-	1,632,113	891,282	191,356	(42,316)	-
Construction supplies	12,741	-	12,741	14,279	22	(854)	-
Quicklime	139,855	-	139,855	5,896	6,377	(2,447)	-
Other	178,259	22,074	200,333	-	43,460	(1,325)	-
Consolidated	1,962,968	22,074	1,985,042	911,457	241,215	(46,942)	-

2010
Cement, concrete and blocks	1,206,445	-	1,206,445	558,153	96,579	(31,378)	(381)
Construction supplies	9,773	-	9,773	10,103	35	-	-
Quicklime	179,318	-	179,318	22,569	12,216	(4,539)	-
Other	160,662	30,813	191,475	2,891	36,143	(371)	8,549
Consolidated	1,556,198	30,813	1,587,011	593,716	144,973	(36,288)	8,168

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.16,378,000, S/.36,213,000 and S/.44,623,000 in 2011, 2010 and 2009, respectively.

Capital expenditure consists of the following: (i) S/.241,215,000 invested from cash flows in 2011  (S/.112,139,000 in 2010 and S/.77,284,000 in 2009), corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets; and (ii) non-cash activities of S/.32,834,000 in 2010 and S/.48,952,000 in 2009, corresponding to a finance lease to acquire equipment.  During 2011 there were no long-term assets purchases under finance leases. Inter-segment revenues are eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets
As of December 31, 2011 corresponds to the available-for-sale investments caption for approximately S/. 22,074,000 (S/.30,813,000 as of December 31, 2010 and S/.18,296,000 as of December 31, 2009) which is not allocated to a segment.

Geographic information
All revenues are from Peruvian clients.

All non-current assets are located in Peru, except for a land of Zemex LLC. amounting to S/.2,312,000 that is located in United States Of America (its only non-current asset).  Non-current assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and other assets.

31.	Subsequent events
In Board of Directors´Meeting held on January 6, 2012 directors agreed in issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC.  As a consequence, on February 7, 2012, the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total net proceeds of US$219,400,000.   The total outstanding common shares as of the date of this report is 519,977,479 shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By/s/   Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  February 16, 2012